     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 1995

                                                       REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                           ARTHUR J. GALLAGHER & CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    6411                    36-2151613
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION     IDENTIFICATION NO.)
     INCORPORATION OR             CODE NO.)
      ORGANIZATION)
                                TWO PIERCE PLACE
                          ITASCA, ILLINOIS 60143-3141
                                 (708) 773-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                               ----------------
                                 CARL E. FASIG
                             COUNSEL AND SECRETARY
                           ARTHUR J. GALLAGHER & CO.
                                TWO PIERCE PLACE
                          ITASCA, ILLINOIS 60143-3141
                                 (708) 285-3449
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                  COPIES OF ALL COMMUNICATIONS AND NOTICES TO:
                             JOHN S. CHAPMAN, ESQ.
                             LORD, BISSELL & BROOK
                            115 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of the Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box. [X]
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                   PROPOSED
                                                    PROPOSED       MAXIMUM
                                      AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES     TO BE      OFFERING PRICE    OFFERING     REGISTRATION
        TO BE REGISTERED          REGISTERED(1)   PER SHARE(2)     PRICE(2)         FEE
- --------------------------------------------------------------------------------------------
Common Stock, $1.00 par value.... 750,000 shares    $34.625      $25,968,750       $8,955

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) In addition to the 750,000 shares being registered hereby, the prospectus contained herein also relates to shares previously registered on the Registrant's Registration Statements Nos. 33-60660 and 33-76778.
(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, on the basis of the last price quoted for the Registrant's Common Stock, as reported on the consolidated transaction reporting system for securities listed on the New York Stock Exchange on
    March 13, 1995.
  As permitted by Rule 429, the prospectus in this Registration Statement constitutes Post-Effective Amendment No. 2 to Registration Statement No. 33-
60660 which became effective May 27, 1993, and Post-Effective Amendment No. 1 to Registration Statement No. 33-76778 which became effective March 30, 1994.
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           ARTHUR J. GALLAGHER & CO.

                             CROSS REFERENCE SHEET

  Pursuant to Item 501(b) of Regulation S-K, showing the location in the Prospectus of the answers to the items in Part I of Form S-1.

       ITEM NO. AND CAPTION                     LOCATION IN PROSPECTUS
       --------------------                     ----------------------
 1. Forepart of the Registration
    Statement and Outside Front
    Cover Page of Prospectus.......  Cover Page; Facing Page
 2. Inside Front and Outside Back
    Cover Pages of Prospectus......  Inside Front Cover; Available Information
 3. Summary Information, Risk
    Factors and Ratio of Earnings
    to Fixed Charges...............  Prospectus Summary; The Company
 4. Use of Proceeds................  Cover Page; Securities Covered by this
                                     Prospectus
 5. Determination of Offering        Cover Page; Securities Covered by this
    Price..........................  Prospectus
 6. Dilution.......................                       *
 7. Selling Security Holders.......  Cover Page; Securities Covered by this
                                     Prospectus
 8. Plan of Distribution...........  Cover Page; Securities Covered by this
                                     Prospectus
 9 Description of Securities to be
   Registered......................  Description of Capital Stock
10. Interest of Named Experts and
    Counsel........................  Legal Opinion
11. Information with Respect to the  Cover Page; The Company; Price Range of
    Registrant.....................  Common Stock and Dividends; Selected Con-
                                     solidated Financial Data; Selected Quar-
                                     terly Financial Data (Unaudited); Manage-
                                     ment's Discussion and Analysis of Financial
                                     Condition and Results of Operations; Busi-
                                     ness of the Company; Management; Certain
                                     Transactions; Security Ownership of Certain
                                     Beneficial Owners and Management; Financial
                                     Statements
12. Disclosure of Commission
    Position on Indemnification for
    Securities Act Liabilities.....                       *

- --------
*Not applicable or answer thereto is negative.

PROSPECTUS

                                      LOGO

                           ARTHUR J. GALLAGHER & CO.

                                2,685,197 SHARES

                         COMMON STOCK, $1.00, PAR VALUE

                               ----------------

  Of the 2,685,197 shares of common stock, par value $1.00 ("Common Stock"), of Arthur J. Gallagher & Co. (the "Company") offered hereby, 2,679,197 shares may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties. See "Securities Covered by this Prospectus."

  This Prospectus also includes an aggregate of 6,000 shares (2,000 shares each) which have been issued pursuant to the exercise of options granted to each of non-employee directors Jack M. Greenberg and James R. Wimmer and former non-employee director Robert H.B. Baldwin, ("Selling Shareholders"). Such options were granted to such non-employee and former non-employee directors pursuant to Nonqualified Stock Option Agreements ("Option Agreements") dated May 10, 1988 between each of Mr. Baldwin, Mr. Greenberg and Mr. Wimmer and the Company. The Company will not receive any of the proceeds from the sale of the shares of Common Stock sold by the Selling Shareholders.

  The last sales price of the Company's Common Stock on March 13, 1995 as reported on the Consolidated Transaction Reporting System for securities listed on the New York Stock Exchange was $34.625 per share.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION NOR  HAS THE  COMMISSION PASSED UPON  THE ACCURACY  OR
    ADEQUACY OF  THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY  IS A
     CRIMINAL OFFENSE.

                               ----------------

                 THE DATE OF THIS PROSPECTUS IS MARCH   , 1995

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the offices of the Commission at Room 1024, 450 5th Street, N.W., Washington, D.C. 20549; 500 W. Madison, Suite 1400, Chicago, Illinois 60606; and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 5th Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's reports, proxy material and informational filings under the Exchange Act may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all of the information set forth in the Registration Statement (of which this Prospectus is a part) and exhibits thereto which the Company has filed with the Commission in Washington, D.C. For further information, reference is made to the Registration Statement including the exhibits filed or incorporated as a part of it.

                               ----------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Available Information...............    2
Prospectus Summary..................    3
The Company.........................    4
Securities Covered by this
 Prospectus.........................    4
Price Range of Common Stock and
 Dividends..........................    6
Selected Consolidated Financial
 Data...............................    6
Selected Quarterly Financial Data
 (Unaudited)........................    7
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................    8

                                                             PAGE
                                                             ----
                         Business of the Company............  11
                         Management.........................  19
                         Compensation of Executive Officers
                          and Directors.....................  20
                         Principal Holders of Securities....  24
                         Description of Capital Stock.......  26
                         Legal Opinion......................  29
                         Experts............................  29
                         Index to Financial Statements and
                          Supplementary Data................ F-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is engaged in the insurance brokerage business and provides risk management and other insurance-related services to its clients in the United States and abroad. The Company's principal activity is the negotiation and placement of insurance for its clients. The Company also specializes in furnishing risk management services. The Company operates through approximately 140 offices throughout the United States and five abroad and believes that it is the eighth largest insurance broker in the United States in terms of total revenues. See "Business of the Company".

                                  THE OFFERING

Common Stock Offered............... 2,685,197 shares; 2,679,197 shares which may be offered and issued from time to time
                                    in connection with future acquisitions by
                                    the Company and 6,000 shares to be sold
                                    from time to time by two non-employee
                                    directors and one former non-employee
                                    director who received such shares pursuant
                                    to the Option Agreements.
NYSE symbol........................ AJG
Common Stock Outstanding on March
 13, 1995.......................... 15,014,793 shares

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONSOLIDATED STATEMENT OF EARNINGS DATA:

                                              YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                      1994     1993     1992     1991     1990
                                    -------- -------- -------- -------- --------
Commissions and fees..............  $346,883 $312,838 $287,469 $262,824 $245,618
Investment income and other.......     9,494   16,425   12,216   10,982   16,468
                                    -------- -------- -------- -------- --------
Total revenues....................   356,377  329,263  299,685  273,806  262,086
Net earnings......................    34,540   29,446   23,923   19,516   21,584
Net earnings per common and common
 equivalent share.................      2.17     1.79     1.50     1.20     1.33
Dividends declared per common
 share............................       .88      .72      .64      .64      .60
Book value per common share.......      6.54     7.61     6.20     5.81     5.69

CONSOLIDATED BALANCE SHEET DATA:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1994     1993
                                                              -------- --------
Total assets................................................. $451,110 $477,873
Long-term debt less current portion..........................    3,390   28,166
Total stockholders' equity...................................   96,731  119,438

  The financial information for all periods prior to December 31, 1994 has been restated for all significant acquisitions accounted for using the pooling of interests method.

                                  THE COMPANY

  Arthur J. Gallagher & Co. (the "Company") is engaged through its subsidiaries in providing insurance brokerage, risk management and related services to clients in the United States and abroad. The Company's principal activity is the negotiation and placement of insurance for its clients. The Company also specializes in furnishing risk management services. Risk management involves assisting clients in analyzing risks and in determining whether proper protection is best obtained through the purchase of insurance or through retention of all or a portion of those risks and the adoption of corporate risk management policies and cost effective loss control and prevention programs. Risk management services also include claims management, loss control consulting and property appraisals. The Company believes that its ability to deliver comprehensively structured risk management and brokerage services is one of its major strengths.

  The Company operates through a network of approximately 140 offices located throughout the United States and five abroad. Some of these offices are fully staffed with sales, marketing, claims, and other service personnel; others function as servicing offices for the brokerage and risk management services operations of the Company. The Company's international operations include a Lloyd's broker and affiliated companies in London and facilities in Bermuda, Paris and Singapore.

  The Company was founded in 1927 and was reincorporated as a Delaware corporation in 1972. The executive offices of the Company are located at Two Pierce Place, Itasca, Illinois 60143-3141, and its telephone number is (708) 773-3800. Unless the context requires otherwise, the "Company" refers to Arthur
J. Gallagher & Co. and its subsidiaries.

                     SECURITIES COVERED BY THIS PROSPECTUS

  The securities covered by this Prospectus include 2,679,197 shares of Common Stock of the Company which may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties.

  The Company reasonably expects that it will offer and sell the shares covered by this Prospectus in connection with future acquisitions within two years from the initial effective dates of the Registration Statements of which this Prospectus is a part. It is anticipated that acquisitions by the Company will consist principally of additional insurance brokerage and related businesses. The consideration for acquisitions may include cash (including installment payments), shares of Common Stock, other securities including securities which may be converted into Common Stock, guarantees, assumptions of liabilities or any two or more of the foregoing, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. In addition, the Company may enter into employment contracts and non-competition agreements with former owners and key executive personnel of these acquired businesses. The Company at this time is engaged in preliminary discussions with a number of candidates for possible future acquisitions and has an agreement in principle to make one acquisition, which acquisition (if consummated) will not be material in relation to the Company.

  In general, the terms of an acquisition will be determined by negotiations between the Company's representatives and the owners or controlling persons of the businesses or properties to be acquired, and the factors taken into account in acquisitions may include among others the established quality and reputation of the business and its management, gross commission revenues, earning power, cash flow, growth potential, location of the business and properties to be acquired and geographical and service diversification resulting from the acquisition. It is anticipated that shares of Common Stock issued in any acquisition will be valued at a price reasonably related to the current market value of the Common Stock of the Company as reported on the Consolidated

Transaction Reporting System for securities listed on the New York Stock Exchange, either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the shares. The Company does not expect to receive any cash proceeds (other than cash balances of acquired companies) in connection with any such issuances.

  It is not expected that underwriting discounts or commissions will be paid by the Company except that finder's fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933 (the "1933 Act").

  When a material acquisition or series of acquisitions constituting in the aggregate a material acquisition occurs, the Company must file an amendment to the Registration Statements of which this Prospectus forms a part discussing or disclosing the acquisition or acquisitions and the effects on the Company. That amendment must become effective under the 1933 Act before any further shares may be sold hereunder.

  This Prospectus also includes an aggregate of 6,000 shares (2,000 shares each) which have been issued pursuant to the exercise of options granted to each of non-employee directors Jack M. Greenberg and James R. Wimmer and former non-employee director Robert H. B. Baldwin. Such options were granted to such non-employee and former non-employee directors pursuant to Option Agreements dated May 10, 1988 between each of the Selling Shareholders and the Company. The Company will not receive any of the proceeds from the sale of the shares of Common Stock sold by the Selling Shareholders.

  Prior to the offering of the shares covered by this Prospectus, Messrs. Baldwin, Greenberg and Wimmer beneficially owned 18,000, 16,030 and 18,030 shares of Common Stock, respectively, and after the sale of the shares offered hereby, Messrs. Baldwin, Greenberg and Wimmer will own 16,000, 14,030 and 16,030 shares of Common Stock, respectively, which in total represents less than 1% of the Common Stock outstanding.

  Sales of the Common Stock may be made by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest thereof, in any way permitted by law. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the 1933 Act, as amended, in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the New York Stock Exchange, trading under the symbol "AJG". The following table sets forth information as to the price range of the Company's Common Stock for the period January 1, 1993 through December 31, 1994 and the dividends declared per share for such period. The table reflects the range of high and low sales prices per share as reported on the Consolidated Transaction Reporting System for securities listed on the New York Stock Exchange.

                                                                       DIVIDENDS
                                                                       DECLARED
                                                       HIGH    LOW     PER SHARE
                                                       ----    ----    ---------
1994 QUARTERLY PERIODS
  First............................................... $36 3/8 $28 1/4   $.22
  Second.............................................. $33 3/8 $28 1/8   $.22
  Third............................................... $33 7/8  $29      $.22
  Fourth.............................................. $33 1/2 $29 5/8   $.22
1993 QUARTERLY PERIODS
  First............................................... $35 5/8 $25 1/2   $.18
  Second.............................................. $37 3/8  $31      $.18
  Third...............................................  $33    $29 1/2   $.18
  Fourth.............................................. $37 1/8 $31 5/8   $.18

  See the Cover Page of this Prospectus for a recent market price of the Company's Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for each of the five years in the period ended December 31, 1994 have been derived from the consolidated financial statements of the Company. Such data should be read in conjunction with the Company's audited consolidated financial statements included elsewhere herein.

                                              YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                      1994     1993     1992     1991     1990
                                    -------- -------- -------- -------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF EARNINGS
 DATA:
  Commissions.....................  $206,820 $185,016 $176,382 $170,805 $166,400
  Fees............................   140,063  127,822  111,087   92,019   79,218
  Investment income...............     9,494   16,425   12,216   10,982   16,468
                                    -------- -------- -------- -------- --------
  Total revenues..................   356,377  329,263  299,685  273,806  262,086
  Total expenses..................   303,139  280,816  262,848  245,994  230,920
                                    -------- -------- -------- -------- --------
  Earnings before income taxes....    53,238   48,447   36,837   27,812   31,166
  Net earnings....................    34,540   29,446   23,923   19,516   21,584
  Net earnings per common and
   common equivalent share........      2.17     1.79     1.50     1.20     1.33
  Dividends declared per common
   share..........................       .88      .72      .64      .64      .60
  Weighted average number of
   common and common equivalent
   shares outstanding.............    15,902   16,492   15,939   16,202   16,236
CONSOLIDATED BALANCE SHEET DATA:
  Total assets....................   451,110  477,873  425,109  412,329  402,599
  Long-term debt less current
   portion........................     3,390   28,166   23,888   24,432   24,723
  Total stockholders' equity......    96,731  119,438   93,969   89,907   89,191

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table presents the quarterly operating results for the years ended December 31, 1994 and 1993 (in thousands, except per share amounts).

                                                             1994
                                                -------------------------------
                                                  1ST     2ND     3RD     4TH
                                                ------- ------- ------- -------
Total revenues................................. $82,949 $80,944 $97,653 $94,831
Earnings before income taxes...................   8,258   7,120  20,276  17,584
Net earnings...................................   5,234   4,517  12,806  11,983
Net earnings per common and common equivalent
 share.........................................     .32     .28     .81     .77
                                                             1993
                                                -------------------------------
                                                  1ST     2ND     3RD     4TH
                                                ------- ------- ------- -------
Total revenues................................. $74,751 $76,035 $91,590 $86,887
Earnings before income taxes...................   7,457  11,291  18,924  10,775
Net earnings...................................   4,695   7,044  12,041   5,666
Net earnings per common and common equivalent
 share.........................................     .29     .43     .73     .34

  The financial information for all periods prior to December 31, 1994 has been restated for all significant acquisitions accounted for using the pooling of interests method.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

GENERAL

  Fluctuations in premiums charged by insurance companies materially affect the insurance brokerage industry. Commission revenues are based on a percentage of the premiums paid by the insured and generally follow premium levels. Beginning in late 1986 and continuing through the present, price competition has prevailed among property and casualty insurers. This "soft market" (i.e. generally lower premium rates) has generally resulted in flat to reduced renewal commissions during the period.

  Within the past three years, the United States has experienced the devastation of hurricanes in the Southeast and Hawaii, suffered severe losses from flooding in the Midwest, and in California, witnessed earthquakes and more recently observed heavy damage from torrential rains, windstorms and flooding. In January, 1995, Japan was struck by its worst earthquake in more than 70 years. Extraordinarily high losses associated with these catastrophes appear to have had limited impact on the insurance industry, and the competitive environment continues. There remains an overabundance of risk-taking capital, interest rates have risen and a number of insurers are selling their product below cost. Although some forecasts anticipate premium increases, the prospect for overall rate increases in 1995 is unpredictable. The soft market appears to be the arena in which insurance brokers will do business in the foreseeable future.

  Growth of the alternative insurance market has continued notwithstanding the soft market conditions. The Company believes this move from the traditional approach of purchasing insurance will continue regardless of the property/casualty pricing environment and anticipates that sales in the risk management, benefits and self-insurance services areas will again be a major contributor to fee revenue growth in 1995.

  Historically, inflation has contributed to increased property replacement costs and higher litigation awards causing some clients to seek higher levels of insurance coverage. These factors have the effect of generating higher premiums to customers and higher commissions to the Company. More recently, however, the United States has experienced low rates of inflation along with business down-sizing, reduced sales and lower payrolls. These events have resulted in lower levels of exposure to insure. In general, premium rates have had a greater effect on the Company's revenues than inflation.

RESULTS OF OPERATIONS

  The Company's results of operations for all periods prior to December 31, 1994 have been restated to include the results of Donald P. Pipino and Associates, Inc. and The Steel Agency on a combined basis as if they had operated as part of the Company. The Company continues to search for merger partners which complement existing business and provide entry into new market niches and new geographic areas. For the effect of such restatements in the aggregate on year-to-year comparisons, see Note 2 of the Notes to Consolidated Financial Statements.

  Commission revenues increased by $21.8 million or 12% in 1994. This increase is the result of new business production of approximately $30.1 million and, to a lesser extent, modest renewal rate increases partially offset by lost business. In 1993, commission revenues increased by $8.6 million or 5% over 1992. This increase is the result of new business production efforts partially offset by lost business and, to a lesser extent, renewal rate decreases.

  Fee revenues increased by $12.2 million or 10% in 1994. This increase, generated primarily by Gallagher Bassett Services, Inc., resulted from strong new business production of $20.5 million and increases in existing business partially offset by lost business. Fee revenues increased by $16.7 million or 15% in 1993. This increase, again generated primarily by Gallagher Bassett Services, Inc., resulted from strong new business production of $19.9 million and increases in existing business partially offset by lost business.

  Investment income and other decreased by $6.9 million or 42% in 1994. This decrease is due primarily to a combination of significantly lower returns on funds invested with outside fund managers and lower levels of funds available for investment. This decrease is partially offset by a gain of $656,000 realized in closing out interest rate exchange agreements related to the retirement of the Company's debt agreement in the fourth quarter of 1994 and by a gain of $800,000 from the sale of two personal lines books of business also recorded in the fourth quarter of 1994. In 1993, investment income and other increased $4.2 million, or 34% over 1992 due primarily to investment gains recorded on limited partnership investment strategies and was partially offset by lower interest rates and a $1.1 million gain from the sale of a personal lines book of business recorded in the second quarter of 1992.

  Salaries and employee benefits increased by $21.2 million or 13% in 1994 due principally to salary increases, the annualized effect of prior year hires, a 4% increase in year-end employee head count and a corresponding increase in employee benefit expenses and changes in certain benefit plan actuarial assumptions. Also contributing to this increase is a $4.6 million non-recurring gain from a restructuring and settlement of a defined benefit plan at the Company's London subsidiary, Arthur J. Gallagher (UK) Limited, recorded in 1993. See Note 10 of the Notes to Consolidated Financial Statements. Salaries and employee benefits increased by $9.7 million or 6% in 1993 due principally to salary increases, the annualized effect of prior year hires, an 8% increase in year-end employee head count and an increase of $1.1 million in postretirement benefits resulting from the adoption of Statement of Financial Accounting Standards No. 106. Prior to 1993, postretirement benefits had been recorded on a pay-as-you-go basis. See Note 11 of the Notes to Consolidated Financial Statements. This increase was partially offset by the $4.6 million gain from the benefit plan restructuring mentioned above. Without the effect of the benefit plan gain, the increase in salaries and employee benefits would have been $14.3 million or 9%. In 1994, 1993 and 1992, salaries and employee benefits have represented 53%, 51% and 53%, respectively, of total revenues.

  Other operating expenses increased by $1.7 million or 2% in 1994. This increase was due primarily to additional office facilities (rent and utilities, miscellaneous office and supply expenses) resulting from leasing new office space and expanding and upgrading existing facilities, and higher business insurance costs. Travel and entertainment costs also increased due to an increase in both the number of employees and the Company's sales volume. This increase was partially offset by the non-recurring write-off in 1993 of $2.0 million by a 1994 acquisition of certain intangible assets and by a reduction in professional fees related to claims processing, investment management and acquisition costs. Other operating expenses increased by $8.9 million or 9% in 1993. This increase was due primarily to additional office facilities (rent and utilities, miscellaneous office and supply expenses) resulting from leasing new office space and expanding and upgrading existing facilities, the write-off of intangibles mentioned above, and increased professional fees and business insurance. Travel and entertainment costs also increased due to an increase in both the number of employees and the Company's sales volume.

  Interest expense of $1.7 million, $2.4 million and $3.0 million in 1994, 1993 and 1992, respectively, relates primarily to the Company's loan obligations discussed in greater detail below.

  The Company's overall tax rate of 35% in 1994 approximates the statutory federal rate. For 1994, the net effect of state and foreign taxes were substantially offset by the tax benefits generated by certain investments. The Company's overall tax rates of 39% in 1993 and 35% in 1992 are greater than the statutory federal rates of 35% and 34%, respectively, due primarily to the net effect of state and foreign taxes which are substantially offset by the tax benefits generated by certain investments. Additionally, the increase in the 1993 tax rate over 1992 is due partially to a federal tax rate increase resulting from the Revenue Reconciliation Act of 1993 and the impact of the restatement for a 1994 pooled acquisition. See Note 13 of the Notes to Consolidated Financial Statements.

  The Company's foreign operations recorded operating earnings before income taxes of $1.3 million, $7.1 million, and $1.3 million in 1994, 1993, and 1992, respectively. The 1994 decrease is due primarily to the 1993 non-recurring foreign benefit plan gain mentioned above, and a reduction in investment income. The 1993 increase was due primarily to the foreign benefit plan gain mentioned above. See Notes 13 and 14 of the Notes to Consolidated Financial Statements.

  The Company's total revenues vary from quarter to quarter as a result of the timing of policy renewals and the net effect of new and lost business production, whereas expenses are fairly uniform throughout the year. See Note 15 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  The insurance brokerage industry is not capital intensive. The Company has historically been profitable with a positive cash flow from operations and has consequently been able to finance its operations and capital expenditures from internally generated funds. Funds restricted as to the Company's use (primarily premiums held as fiduciary funds) have not been included in determining the Company's liquidity.

  In February, 1993, the Company entered into a $20 million unsecured revolving credit agreement (the "Credit Agreement") with two banks. Loans under the Credit Agreement are repayable no later than February, 1998, and bear floating interest rates over the term of the loan. In February, 1993, a loan was funded for $20 million. The Company simultaneously entered into interest rate exchange agreements which fixed the rate of interest payable on the loan. The Company retired the $20 million loan in the fourth quarter of 1994 and has fully satisfied all obligations associated with the loan. The Company also recognized a gain of $656,000 in closing out the interest rate exchange agreements. The Credit Agreement remains in effect and as of December 31, 1994, there are no borrowings currently existing under this agreement.

  The Company also entered into two term loan agreements (the "Term Loan Agreements") with a bank for $3.2 million and $2.5 million in 1993. Loans under the Term Loan Agreements are repayable in equal annual installments no later than January 11, 1998, and June 15, 1998, respectively, and bear interest rates over the terms of the loans of 6.64% and 6.30%, respectively.

  The Credit Agreement and Term Loan Agreements require the maintenance of certain financial requirements. The Company is currently in compliance with these requirements.

  The Company has line of credit facilities of $17.5 million and $10.0 million which expire on April 30, 1995 and February 28, 1996, respectively. No borrowings currently exist under these facilities.

  The Company paid $12.7 million in cash dividends on its common stock in 1994. The Company's dividend policy is determined by the Board of Directors and payments are fixed after considering the Company's available cash from earnings and its known or anticipated cash needs. In each quarter of 1994, the Company's Board of Directors declared a dividend of $.22 per share which is $.04 or 22% greater than each quarterly dividend in 1993. In January, 1995, the Company announced a first quarter dividend of $.25 per share, a 14% increase over the quarterly dividend in 1994.

  Net capital expenditures for fixed assets amounted to $7.4 million, $7.6 million and $6.2 million in 1994, 1993 and 1992, respectively. In 1995, the Company intends to make additional capital improvements of approximately $7.5 million to upgrade and modernize existing space, furniture and equipment.

  In 1988, the Company adopted a plan, which has been extended through June 30, 1995, to repurchase its common stock. Under the plan, the Company repurchased
1.4 million shares at a cost of $43.8 million, 225,000 shares at a cost of $7.0 million, and 610,000 shares at a cost of $15.9 million in 1994, 1993 and 1992, respectively. The 1994 common stock repurchases, in part, caused the weighted average shares outstanding to decrease by 590,000 shares from 1993 to 1994. The repurchases were funded entirely by internally generated funds and are held for reissuance in connection with exercises of options under its stock option plans. As of the end of of 1994 under the provisions of the plan, the Company is authorized to repurchase approximately 340,000 additional shares through June 30, 1995. The Company is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

  The Company believes that internally generated funds will continue to be sufficient to meet the Company's foreseeable cash needs, including non-operating cash disbursements such as anticipated dividends, capital expenditures and repayment of borrowings under its loan agreements if the Company so determines.

  Due to changes in the United States federal income tax laws, effective in 1994, the Company began providing for U. S. income taxes on the undistributed earnings of its foreign subsidiaries. Prior to 1994, the Company did not provide for U. S. income taxes on the undistributed earnings of certain foreign subsidiaries ($19.2 million) which are considered permanently invested outside the United States. See Note 13 of the Notes to Consolidated Financial Statements. Although not available for domestic needs, the undistributed earnings generated by the foreign subsidiaries referred to above may be used to finance foreign operations and acquisitions.

                            BUSINESS OF THE COMPANY

  The Company is engaged in the insurance brokerage business and provides risk management and other insurance-related services to clients in the United States and abroad. The Company has not presented industry segment information as its operations are predominantly those of insurance brokerage and risk management and other related insurance services.

BROKERAGE OPERATIONS

  The Company places insurance for and services commercial, industrial, institutional, governmental, religious and personal accounts throughout the United States and abroad. The Company acts as an agent in soliciting, negotiating and effecting contracts of insurance through insurance companies world-wide, and also as a broker in procuring contracts of insurance on behalf of insureds. Specific coverages include all forms of property and casualty, marine, employee benefits, pension and life insurance products.

  The Company places surplus lines coverages (coverages not available from insurance companies licensed by the states in which the risks are located) for various specialized risks. The Company also provides reinsurance services to its clients.

RISK MANAGEMENT SERVICES

  The Company provides a variety of professional consulting services to assist clients in analyzing risks and in determining whether proper protection is best obtained through the purchase of insurance or through retention of all or a portion of those risks and the adoption of risk management policies and cost-effective loss control and prevention programs. In 1962, the Company expanded the services of its traditional insurance brokerage operations, which included consulting with respect to risk analysis and coverage requirements, by forming the predecessor of its wholly-owned subsidiary, Gallagher Bassett Services, Inc., to provide expanded risk management services, including claims management, risk control consulting services, information management and property appraisals offered on a totally integrated or select, stand-alone basis. Gallagher Bassett Services, Inc. provides these services for the Company's clients through a network of over 100 offices throughout the United States.

  The Company believes that its risk management services are an important factor in securing new brokerage business and retaining brokerage clients. The Company also markets these services directly to the client on an unbundled basis independently of brokerage services in order to capitalize on the interest in self-insurance created by market conditions. These services include consulting on a wide range of risk management needs such as toxic waste disposal, handling of dangerous cargo, workers' compensation, medical cost containment, substance abuse, employment-related background investigations, loss prevention, property appraisals, and liability reserve reviews. Such efforts have contributed substantially to the growth in the Company's fee revenues. Due to the growing interest overseas in self-insurance and related services, the Company is marketing risk management services outside of the United States. These marketing efforts overseas had little impact on 1994 results of operations. The Company will continue to vigorously pursue such efforts in 1995.

  In connection with its risk management services, the Company provides self-insurance programs for large institutions, risk sharing pools and associations, and large commercial and industrial customers. Self-insurance, as administered by the Company, is a program in which the client assumes a manageable portion of its insurance risks, usually (although not always) placing the less predictable and larger loss exposures with an excess carrier. The Company's offices are staffed to provide services relating to claims, property appraisals, loss control consulting and computerized record keeping in administering the clients' programs.

  The Company's Gallagher Benefit Services Division specializes in risk management of human resources through fully insured and self-insured programs. This division provides employee benefit services in connection with the design, financing, implementation, administration and communication of compensation and employee benefit programs (including pension and profit-sharing plans, group life, health, accident and disability insurance programs and tax deferral plans), and provides other professional services. Services are supported by an on-line data processing system provided by an outside vendor.

MARKETS AND MARKETING

  A substantial portion of the commission and fee business of the Company is derived from institutions, not-for-profit organizations, municipal and other governmental entities and associations. In addition, the Company's clients include large United States and multinational corporations engaged in a broad range of commercial and industrial businesses. The Company also places insurance for individuals. The Company services its clients through a network of approximately 140 offices in the United States and five abroad. No material part of the Company's business is dependent upon a single customer or on a few customers, the loss of any one or more of which would have a materially adverse effect on the Company. In 1994, the largest single customer represented approximately 1% of total revenues.

  The Company believes that its ability to deliver comprehensively structured risk management and brokerage services, including the placement of reinsurance, is one of its major strengths. The Company also believes that its risk management business enhances and attracts other brokerage business due to the nature and strength of business relationships which it forms with clients when providing a variety of risk management services on an ongoing basis.

  The Company requires its employees serving in a sales or marketing capacity, including certain executive officers of the Company, to enter into agreements with the Company restricting disclosure of confidential information and solicitation of clients and prospects of the Company upon their termination of employment. The confidentiality and non-solicitation provisions of such agreements terminate in the event of a hostile change in control of the Company, as defined therein.

COMPETITION

  The Company believes it is the eighth largest insurance broker in the United States and in the top 11 worldwide in terms of total revenues. The insurance brokerage and service business is highly competitive and there are many insurance brokerage and service organizations as well as individuals throughout the world who actively compete with the Company in every area of its business. A number of competing firms are significantly larger and some have many times the commission and/or fee revenues of the Company. There are firms in a particular region or locality which are as large or larger than the particular local office of the Company. The Company believes that the primary factors determining its competitive position with other organizations in its industry are the overall cost and the quality of services rendered.

  The Company is also in competition with certain insurance companies which write insurance directly for their customers. Government benefits relating to health, disability, and retirement are also alternatives to private insurance and hence indirectly compete with the business of the Company. To date, such direct writing and government benefits have had, in the opinion of the Company, relatively little effect on its business and operations, but the Company can make no prediction as to their effect in the future.

REGULATION

  In every state and foreign jurisdiction in which the Company does business, the Company or an employee is required to be licensed or receive regulatory approval in order for the Company to conduct business. In addition to licensing requirements applicable to the Company, most jurisdictions require that individuals who engage in brokerage and certain insurance service activities be personally licensed.

  The Company's operations depend on its continued good standing under the licenses and approvals pursuant to which it operates. Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities, and generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals.

INTERNATIONAL OPERATIONS

  Arthur J. Gallagher (UK) Limited, formerly known as Gallagher Plumer Limited, is a wholly-owned Lloyd's brokerage subsidiary of the Company. This subsidiary is a London based insurance broker which provides brokerage services to clientele primarily located outside of the United Kingdom ("U.K."). The principal activity of Arthur J. Gallagher (UK) Limited is to negotiate and place insurance and reinsurance with Lloyd's underwriters and insurance companies worldwide. Its brokerage services encompass four major categories: aviation, direct marine hull and cargo, reinsurance (marine and non-marine) and overseas property and casualty (predominantly North America).

  Although Arthur J. Gallagher (UK) Limited is located in London, the thrust of its business development has been with non-U.K. brokers, agents and insurers rather than domestic U.K. retail business. This subsidiary presently services clients in approximately 40 countries, with approximately 57% of its brokerage income originating in the United States. Its clients are primarily insurance and reinsurance companies, underwriters at Lloyd's, the Company and its non-U.K. subsidiaries, other independent agents and brokers, and major business corporations requiring direct insurance and reinsurance placement.

  Risk Management Partners Ltd ("RMP") is a company that is 50% owned by a subsidiary of Arthur J. Gallagher & Co. and 50% owned by a subsidiary of American Re Corporation, one of the world's largest and most prominent reinsurance companies. RMP was created in early 1995 to market insurance products and risk management services to public entities in the U.K. where market conditions for the governmental sector are very similar to the conditions that existed in the United States during the early to middle 1980s. In this market, only a small number of carriers are offering coverage and there is little discussion of alternative approaches. RMP sees a strong demand for alternatives in this marketplace and is poised to fill that need with products and services delivered by professionals with years of experience in public entity business.

  Arthur J. Gallagher & Co. (Bermuda) Limited provides clients with direct access to the risk-taking capacity of Bermuda-based insurers for both direct and reinsurance placements. It also acts as a wholesaler to the Company's marketing efforts by accessing foreign insurance and reinsurance companies in the placing of U.S. and foreign risks. In addition, it provides services relating to the formation and management of offshore captive insurance companies.

  A Company subsidiary, Arthur J. Gallagher International, Inc., located in Rhode Island, provides brokerage services to and arranges overseas risk management and loss control services for multinational organizations.

  Gallagher Bassett International Ltd. ("GBI"), a subsidiary of Gallagher Bassett Services, Inc., provides risk management services for foreign operations, as well as U.S. operations that are foreign-controlled. Headquartered in London, GBI works with insurance companies, reinsurance companies, overseas brokers, and risk managers of overseas organizations. Services are offered on an unbundled basis wherever applicable and include consulting, claims management, information management, loss control, and property valuations. GBI's service network includes over 120 associate offices throughout the world. The combination of Gallagher Bassett offices and affiliated locations provides one of the most comprehensive worldwide service networks available.

  Additional information relating to the Company's foreign operations is contained in Note 14 of Notes to Consolidated Financial Statements.

COMMISSIONS AND FEES

  The two major sources of operating revenues are commissions from brokerage and risk management operations and service fees from risk management operations. Information with respect to these two major sources as well as investment income and other revenue for each of the three years in the period ended December 31, 1994 are set forth below:

                                         1994           1993           1992
                                    -------------- -------------- --------------
                                             % OF           % OF           % OF
                                     AMOUNT  TOTAL  AMOUNT  TOTAL  AMOUNT  TOTAL
                                    -------- ----- -------- ----- -------- -----
                                                   (IN THOUSANDS)
Commissions........................ $206,820   58% $185,016   56% $176,382   59%
Fees...............................  140,063   39   127,822   39   111,087   37
Investment income and other........    9,494    3    16,425    5    12,216    4
                                    --------  ---  --------  ---  --------  ---
                                    $356,377  100% $329,263  100% $299,685  100%
                                    ========  ===  ========  ===  ========  ===

  The primary source of the Company's compensation for its brokerage services is commissions paid by insurance companies which are usually based upon a percentage of the premium paid by the insured. Commission rates are dependent on a number of factors including the type of insurance, the particular insurance company and the capacity in which the Company acts. In some cases the Company is compensated for brokerage or advisory services directly by a fee from a client, particularly when insurers do not pay commissions. The Company may also receive contingent commissions which are based on the profit the insurance company makes on the overall volume of business placed by the Company in a given period of time. Occasionally, the Company shares commissions with other brokers who have participated with the Company in placing insurance or servicing insureds.

  The Company's compensation for risk management services is in the form of fees and commissions. The Company typically negotiates fees in advance with its risk management clients on an annual basis based upon the estimated value of the services to be performed. In some cases, the Company receives a fee for acting in the capacity of advisor and administrator with respect to employee benefit programs and receives commissions in connection with the placement of insurance under such programs.

  The Company's revenues vary significantly from quarter to quarter as a result of the timing of policy renewals and the net effect of new and lost business production, whereas expenses are fairly uniform throughout the year. See Note 15 of the Notes to Consolidated Financial Statements for unaudited quarterly operating results for 1994 and 1993.

ACQUISITIONS--PAST

  From January 1, 1990 through December 31, 1994, the Company acquired eighteen insurance brokerage services businesses and one loss control services business and disposed of one reinsurance subsidiary. See Note 2 of the Notes to Consolidated Financial Statements for further information concerning acquisitions in 1993 and 1994.

  On November 30, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Kaler, Carney, Liffler & Co., a Massachusetts corporation engaged in the insurance brokerage business in exchange for 184,560 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of James S. Pipino Insurance Agency, Inc., an Ohio corporation engaged in the insurance brokerage business in exchange for 31,400 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals and one key employee entered into two year employment agreements with the Company.

  On April 29, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Turtleoak Corporation, a South Carolina corporation engaged in the insurance brokerage business in exchange for 100,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals and two key employees entered into three year employment agreements with the Company.

  On February 28, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Steel Agency, a New Jersey corporation engaged in the insurance brokerage business in exchange for 258,015 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Four principals entered into two year employment agreements with the Company.

  On February 28, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Donald P. Pipino and Associates, Inc., in Youngstown, Ohio, an Ohio corporation engaged in the insurance brokerage business in exchange for 245,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On August 31, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Welling Associates, Inc., a New York corporation engaged in the retirement and pension consulting business in exchange for 113,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Stark, Johnson & Stinson, Inc., a Massachusetts corporation engaged in the insurance brokerage business in exchange for 63,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On May 28, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of L. C. Thoelecke, Inc., an Illinois corporation engaged in the insurance brokerage business in exchange for 181,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On May 28, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Woodsmall Companies, Inc., a Missouri corporation engaged in the insurance brokerage and employee benefits services business in exchange for 350,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Six principals entered into two year employment agreements with the Company.

  On November 30, 1992, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The ABOW Companies, Inc., a Michigan corporation engaged in the employee benefits services business in exchange for 362,500 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Eight principals entered into two year employment agreements with the Company.

  On August 31, 1992, a wholly-owned subsidiary of the Company acquired substantially all of the assets of American Security Services Corp., a Delaware corporation engaged in the security and risk management consulting business in exchange for 125,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1992, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Pacific Insurance Agency, a California corporation engaged in the insurance brokerage and services business in exchange for 328,545 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On August 30, 1991, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Henley & Associates Insurance Agency, Inc., a Texas corporation engaged in the insurance brokerage and services business in exchange for 530,865 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into three year employment agreements with the Company.

  On May 31, 1991, a wholly-owned subsidiary of the Company acquired the partnership interest in Leonard Newman Agency, L.P., a New York limited partnership engaged in the insurance brokerage and services business in exchange for 800,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with a subsidiary of the Company. In addition, eight key employees entered into employment agreements with a subsidiary of the Company for various terms up to three years.

  On May 31, 1991, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Broussard, Bush & Hurst, Inc., a Louisiana corporation, and two affiliates, all engaged in the insurance brokerage and services business in exchange for 417,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On May 31, 1991, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Camden Insurance Agency, Inc., a California corporation engaged in the insurance brokerage and services business in exchange for 199,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal and one key employee entered into three year employment agreements with the Company.

  On November 30, 1990, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Insurance Underwriters, Inc., a Washington corporation engaged in the insurance brokerage and services business in exchange for 125,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals and one key employee entered into three year employment agreements with a subsidiary of the Company.

  On August 30, 1990, a wholly-owned subsidiary of the Company acquired substantially all of the assets of McNamara & Associates Insurance Brokers, Inc., a California corporation engaged in the insurance brokerage and services business in exchange for 290,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two of the four principals entered into three year employment agreements with a subsidiary of the Company.

  On May 31, 1990, a wholly-owned subsidiary of the Company acquired substantially all of the assets of D. L. Phillips & Associates Insurance Brokers, Inc., a California corporation engaged in the insurance brokerage and services business in exchange for 85,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with a subsidiary of the Company.

  As indicated in the foregoing, the Company attempts to retain the services of certain of the principals and key personnel connected with the acquired businesses in acquisitions. In all such cases, such individuals and such businesses were unaffiliated with the Company at the time of the respective acquisitions.

  The Company believes that the net effect of these acquisitions has been, and will be, to expand significantly the volume of general services rendered by the Company and the geographical markets in which the Company renders such services and not to change substantially the nature of the services performed by the Company.

ACQUISITIONS--CURRENT

  On January 1, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of RMI Insurance Services, Inc., a California corporation engaged in the insurance brokerage business in exchange for 48,765 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal and one key employee entered into two year employment agreements with the Company.

  On February 28, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Walter Bryce Insurance Agency, Inc., an Oklahoma corporation engaged in the insurance brokerage business in exchange for 90,795 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

ACQUISITIONS--FUTURE

  The Company is considering and intends to consider from time to time acquisitions and divestitures on terms it deems advantageous. The Company at this time has an agreement in principle to make one acquisition, which acquisition (if consummated) will not be material in relation to the Company. The Company has also had preliminary discussions with a number of other candidates for possible future acquisitions. No assurances can be given that any additional acquisitions or divestitures will be consummated, or if consummated, will be advantageous to the Company.

EMPLOYEES

  As of December 31, 1994, the Company and its subsidiaries employed approximately 3,300 employees, none of whom is represented by a labor union. The Company continuously reviews benefits and other matters of interest to its employees. The Company considers its relations with its employees to be satisfactory.

PROPERTIES

  The Company's executive offices and certain subsidiary and branch facilities are located at Two Pierce Place, Itasca, Illinois where the Company leases approximately 200,000 square feet of space. The lease commitment on the above mentioned property expires February 28, 2006. Except for one office building which the Company owns, the Company operates all of its branch and service offices in leased premises. Certain of these leases for office space have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain escalation clauses related to increases in the cost of living in future years. See Note 12 of the Notes to Consolidated Financial Statements for information with respect to the Company's lease commitments at December 31, 1994.

STOCK REPURCHASES

  In 1988, the Company adopted a plan, which has been extended through June 30, 1995, to repurchase its Common Stock. Under the plan, the Company repurchased
1.4 million shares at a cost of $43.8 million, 225,000 shares at a cost of $7.0 million, and 610,000 shares at a cost of $15.9 million in 1994, 1993 and 1992, respectively. Since the beginning of 1995, the Company has repurchased approximately 47,000 shares at a cost of approximately $1.6 million. The repurchases were funded entirely by internally generated funds and are held for reissuance in connection with exercises of options under its stock option plans. Under the provisions of the plan, the Company is authorized to repurchase approximately 293,000 additional shares through June 30, 1995. The Company is under no commitment or obligation to repurchase any particular amount of Common Stock and at its discretion may suspend the repurchase plan at any time.

LEGAL PROCEEDINGS

  The Company and its subsidiaries are involved in litigation on a number of matters and are subject to certain other claims arising in the normal course of business, none of which, individually or in the aggregate, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

                                                                          TERM
                                         POSITION AND YEAR             AS DIRECTOR
          NAME           AGE               FIRST ELECTED                 EXPIRES
          ----           ---             -----------------             -----------
Robert E. Gallagher(1)..  72 Director since 1950, Chief Executive         1995
                              Officer 1963-1994, Chairman since 1990
John P. Gallagher(1)....  67 Director since 1950, Executive Vice          1995
                              President since 1963, Vice Chairman
                              since 1990
J. Patrick Gallagher,     43 Director since 1986, President since         1997
 Jr.(1).................      1990, Chief Executive Officer since
                              1995
T. Kimball Brooker......  55 Director since 1994                          1997
John G. Campbell........  57 Director since 1981, Vice President          1995
                              since 1978
Michael J. Cloherty.....  47 Director since 1982, Vice President-         1996
                              Finance since 1981
Peter J. Durkalski......  44 Vice President since 1990                     --
James W. Durkin, Jr.....  45 Vice President since 1985                     --
Jack M. Greenberg.......  52 Director since 1985                          1996
Philip A. Marineau......  48 Director since 1991                          1996
Walter F. McClure.......  61 Director since 1981, Senior Vice             1995
                              President since 1993
John D. Stancik.........  51 Vice President since 1986                     --
Gary M. Van der Voort...  49 Vice President since 1986                     --
James R. Wimmer.........  66 Director since 1985                          1997

- --------
(1) Robert E. Gallagher and John P. Gallagher are brothers. John P. Gallagher is the father of J. Patrick Gallagher, Jr.

  Each person has been principally employed by the Company in management capacities for more than the past five years except the following:

  T. Kimball Brooker has served as President of Barbara Oil Company since 1989, and has been a Director of Barbara Oil Company since 1967. He was associated with Morgan Stanley, Inc., from 1968 to 1988, and was Managing Director and head of its Chicago office from 1978 to 1988. Morgan Stanley, Inc. was the managing underwriter for the Company's public offering of Common Stock on June 20, 1984, and has provided other services to the Company. Mr. Brooker also serves as a director of several civic institutions and corporations, including Zenith Electronics Corp. and Boulevard Bancorp, Inc. He is a past Governor of the Chicago Stock Exchange and was Vice Chairman from 1986 to 1988.

  Jack M. Greenberg is a Director of and has served as the Chief Financial Officer of McDonald's Corporation, a food services and restaurant company, since 1982. He was appointed to the post of Vice Chairman of McDonald's Corporation in 1992. From 1974 to 1982, Mr. Greenberg was a partner of Ernst & Young LLP, independent auditors. Mr. Greenberg also serves as a director of Harcourt General, Inc.

  Philip A. Marineau is President and Chief Operating Officer and a Director of Quaker Oats Company. Mr. Marineau has been employed by Quaker Oats Company since 1972.

  James R. Wimmer was a partner of the law firm of Lord, Bissell & Brook from 1959 until he retired in February, 1992 and is presently of counsel to that law firm. Lord, Bissell & Brook has provided legal services to the Company for over twenty years. Mr. Wimmer also served as General Counsel of Commonwealth Industries Corporation from 1991 through 1993.

  Directors are divided into three classes and are elected for staggered three year terms. All executive officers are elected annually and serve at the pleasure of the Board of Directors.

  Except as described above, there are no other family relationships between any executive officer or director of the Company, and any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors maintains a Compensation Committee. Members of the Compensation Committee are J. Patrick Gallagher, Jr. (Chairman), T. Kimball Brooker, Robert E. Gallagher, Jack M. Greenberg, Philip A. Marineau and James
R. Wimmer. J. Patrick Gallagher, Jr. and Robert E. Gallagher are executive officers of the Company. Both officers abstain from discussing and voting on matters concerning their respective compensation. James R. Wimmer, a director of the Company, is of counsel to Lord, Bissell & Brook, the Company's outside counsel.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

  The following table presents information concerning compensation paid or set aside by the Company and its subsidiaries on an accrual basis to or for the benefit of the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company in each of the Company's last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                       LONG TERM
                                           ANNUAL     COMPENSATION
                                        COMPENSATION     AWARDS
                                       -------------- ------------
                                                       SECURITIES   ALL OTHER
                                       SALARY  BONUS   UNDERLYING  COMPENSATION
NAME AND PRINCIPAL POSITION       YEAR   ($)    ($)   OPTIONS (#)     ($)(1)
- ---------------------------       ---- ------- ------ ------------ ------------
Robert E. Gallagher.............. 1994 265,000 30,000      --           --
 Chairman                         1993 240,000 25,000      --         1,250
                                  1992 240,000 25,000      --         2,182
John P. Gallagher................ 1994 262,000 30,000      --         1,500
 Vice Chairman                    1993 237,000 25,000      --         2,249
                                  1992 230,000 25,000      --         2,182
J. Patrick Gallagher, Jr. ....... 1994 341,250 73,750    15,000       1,500
 President and Chief Executive
  Officer                         1993 325,000 40,500    35,000       2,249
                                  1992 205,000 25,000    30,000       2,306
Michael J. Cloherty.............. 1994 300,000 67,000    15,000       1,500
 Vice President-Finance           1993 280,000 68,000    30,000       2,249
                                  1992 230,000 25,000    20,000       2,182
Gary M. Van der Voort............ 1994 294,000 57,000    15,000       1,500
 Vice President                   1993 280,000 39,400    30,000       2,249
                                  1992 200,000 25,000    25,000       2,182

- --------
(1) Indicates amounts contributed by the Company under the 401(k) feature of the Company's Savings and Thrift Plan.

DIRECTORS' COMPENSATION

  Directors who are officers of the Company receive compensation in their capacities as such officers and receive no additional compensation for serving as directors.

  Non-employee directors, currently Messrs. Brooker, Greenberg, Marineau and Wimmer, are eligible to receive compensation consisting of nonqualified stock options. In addition, non-employee directors receive an annual retainer of $20,000 per year, or in lieu of the cash retainer, an option to purchase shares of the Company's Common Stock below market value, plus fees of $500 for attendance at each Board meeting or committee meeting on a date other than a Board meeting date. Non-employee directors are reimbursed for travel and accommodation expenses incurred in attending Board or committee meetings. Non-employee directors are not eligible for participation in any other compensation plans of the Company.

  In 1989, the Company's stockholders approved the adoption of the Company's 1989 Non-Employee Directors' Stock Option Plan (the "1989 Plan"), which was subsequently amended in 1990, 1993 and 1994. The 1989 Plan currently provides that non-employee directors are eligible to be granted nonqualified options to purchase a maximum of 106,000 shares of the Company's Common Stock. The Plan encompasses options granted to non-employee directors at the discretion of the Option Committee of the Company's Board of Directors ("Discretionary Options") and options granted to non-employee directors pursuant to an election made by a non-employee director to receive options in lieu of his annual retainer ("Retainer Options"). Shares issued upon exercise of options granted under the 1989 Plan may be repurchased shares held by the Company or as authorized but previously unissued shares.

  Under the 1989 Plan, a Discretionary Option shall be exercisable at such rate and price fixed by the Option Committee. Discretionary Options terminate if not exercised by the date set forth in the 1989 Plan or by such date established by the Option Committee at the time it makes the grant.

  Pursuant to the terms of the 1989 Plan, Messrs. Greenberg, Marineau and Wimmer have filed one time irrevocable elections to receive their annual retainers in the form of an option to purchase the Company's Common Stock. Each year on or before two weeks preceding the Company's Annual Meeting of Stockholders, the Option Committee shall determine the number of shares of Common Stock with respect to which a non-employee director may be granted a Retainer Option. The non-employee director's option exercise price per share shall be equal to the Fair Market Value of the Common Stock subject to the Retainer Option less the Annual Retainer, divided by the number of shares subject to the Retainer Option. The option exercise price per share shall be not less than the par value of the Common Stock. "Fair Market Value" is defined as the closing price of the Company's Common Stock as reported on the New York Stock Exchange Consolidated Transaction Reporting System for the day on which the option is granted.

  On May 10, 1994, the Company granted a Retainer Option for 1,000 shares of the Company's Common Stock to each of Messrs. Greenberg, Marineau and Wimmer at an exercise price of $12.75 per share. Such options are exercisable at the rate of one-fourth of such grant each successive quarter commencing August 10, 1994. In addition, on July 18, 1994, the Company granted a Discretionary Option for 3,000 shares of the Company's Common Stock to each of Messrs. Brooker, Greenberg, Marineau and Wimmer at an exercise price of $29.25 per share, which was the closing price for a share of Common Stock as reported on the Consolidated Transaction Reporting System for securities listed on the New York Stock Exchange on that date. Such options are exercisable at the rate of one-third of such grant each successive July 18, commencing July 18, 1995.

  The Company has an arrangement with two former directors of the Company, A. James Gallagher, Jr. and Sterling L. Bassett, whereby each such former director received consulting fees or retirement benefits at the rate of $50,000 per year in 1994. This arrangement will continue in 1995.

SAVINGS AND THRIFT PLAN

  The Company maintains a savings and thrift plan covering substantially all U.S. employees which is qualified under the Internal Revenue Code. Employees are covered by the plan on their date of hire and may generally contribute up to 10% of total compensation on an after-tax basis to the plan. As of January 1, 1994, after-tax contributions are limited to employees with total compensation of no more than $66,000. Employees who have attained age 21 and completed a year of service may generally contribute up to the lesser of $8,200 in 1994 ($8,200 in 1995) or 8% of their gross earnings on a pre-tax basis under the 401(k) "salary reduction" feature of the plan. The Company will match 25% of any employee's pre-tax contributions up to a maximum 4% of such employee's gross earnings, resulting in a possible maximum matched contribution from the Company of 1% of such employee's gross earnings.

PENSION PLAN

  The Company also maintains a non-contributory defined benefit pension plan covering substantially all domestic employees which is qualified under the Internal Revenue Code. The plan provides an annual pension benefit on normal retirement at age 65 which, when paid in the form of a single life annuity, will equal 1% of final average earnings multiplied by the number of years of credited service, not to exceed 25 years (without any deduction for social security or other offset amounts). A person's earnings for purposes of the plan include all compensation other than allowances such as moving expenses plus any pre-tax contributions under the 401(k) feature of the savings and thrift plan. Effective for plan years beginning after 1988, the maximum includible compensation for a participant for any year may not exceed an overall salary maximum as determined by the Internal Revenue Service ($150,000 in 1994). The remuneration for executive officers shown under "Salary" and "Bonus" in the Summary Compensation Table constitutes their earnings during 1994 for purposes of the plan without regard to the Internal Revenue Service's limitations. "Final average earnings" are the highest average earnings received in any five consecutive full calendar years before retirement. Employee's pension rights are fully vested after the earlier of (i) 5 years of service with the Company or (ii) the attainment of age 65.

  The following table shows the estimated annual benefits (which are not subject to deduction for social security or other offset amounts) payable on retirement under the Company's defined benefit plan to persons in specific remuneration and credited years of service classifications assuming (i) the person elects the single life annuity basis providing monthly payments without benefits to his survivors and (ii) the person continues in the employ of the Company at his present rate of remuneration until age 65:

                              PENSION PLAN TABLE

 AERAGE REMUNERATIONV                                         YEARS OF CREDITED
   DURING HIGHEST                                                  SERVICE
        FIVE                                               -----------------------
  CONSECUTIVE YEARS                                                         25 OR
  BEFORE RETIREMENT                                          15      20     MORE
- --------------------                                       ------- ------- -------
    $150,000.............................................  $22,500 $30,000 $37,500
     175,000.............................................   26,250  35,000  43,750
     200,000.............................................   30,000  40,000  50,000
     225,000.............................................   33,750  45,000  56,250
     250,000.............................................   37,500  50,000  62,500

  For purposes of estimating potential pension benefits using the foregoing table, the number of years of credited service as of December 31, 1994 for the executive officers named in the Summary Compensation Table are as follows:
Robert E. Gallagher (25 years), John P. Gallagher (25 years), J. Patrick Gallagher, Jr. (19 years), Michael J. Cloherty (12 years), and Gary M. Van der Voort (25 years). Such pension benefits are in addition to the amounts payable to such persons under the

Company's savings and thrift plan on their retirement and are subject to certain limitations as required under the Internal Revenue Code.

STOCK OPTION PLANS

  The Company maintains Stock Option Plans. The following table sets forth certain information regarding options to purchase shares of Common Stock granted to the executive officers of the Company named in the Summary Compensation Table during the Company's 1994 fiscal year. Members of the Option Committee (currently Robert E. Gallagher and John P. Gallagher) are not eligible to participate in any of the Company's Stock Option Plans. The exercise price of the options equals the closing price of a share of the Company's Common Stock on the date of the option grant.

                    OPTION GRANTS IN THE LAST FISCAL YEAR(1)

                          INDIVIDUAL GRANTS
                         --------------------
                                      % OF                               POTENTIAL
                                      TOTAL                         REALIZABLE VALUE AT
                         NUMBER OF   OPTIONS                          ASSUMED ANNUAL
                         SECURITIES  GRANTED                       RATES OF STOCK PRICE
                         UNDERLYING    TO                              APPRECIATION
                          OPTIONS   EMPLOYEES                       FOR OPTION TERM(2)
                          GRANTED   IN FISCAL EXERCISE  EXPIRATION ---------------------
          NAME              (#)       YEAR    PRICE ($)    DATE      5% ($)    10% ($)
          ----           ---------- --------- --------- ---------- ---------- ----------
Robert E. Gallagher.....     --        --        --         --         --         --
John P. Gallagher.......     --        --        --         --         --         --
J. Patrick Gallagher,
 Jr.....................   15,000     1.72%     29.25    07/17/04     276,000    699,000
Michael J. Cloherty.....   15,000     1.72%     29.25    07/17/04     276,000    699,000
Gary M. Van der Voort...   15,000     1.72%     29.25    07/17/04     276,000    699,000

- --------
(1) Nonqualified options granted July 18, 1994, exercisable at the rate of 10% of the total option for each calendar year after 1994.
(2) Based on actual option term and annual compounding.

  The following table sets forth certain information regarding options to purchase shares of Common Stock exercised during the Company's 1994 fiscal year and the number and value of unexercised options to purchase shares of Common Stock held at the end of the Company's 1994 fiscal year by the executive officers of the Company named in the Summary Compensation Table.

              AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                NUMBER OF    NUMBER OF
                                               SECURITIES   SECURITIES      VALUE OF        VALUE OF
                                               UNDERLYING   UNDERLYING    UNEXERCISED     UNEXERCISED
                          NUMBER OF            UNEXERCISED  UNEXERCISED   IN-THE-MONEY    IN-THE-MONEY
                            SHARES     VALUE   OPTIONS AT   OPTIONS AT     OPTIONS AT      OPTIONS AT
                         ACQUIRED ON  REALIZED FY-END (#)   FY-END (#)     FY-END ($)      FY-END ($)
          NAME           EXERCISE (#) ($) (1)  EXERCISABLE UNEXERCISABLE EXERCISABLE(2) UNEXERCISABLE(2)
          ----           ------------ -------- ----------- ------------- -------------- ----------------
Robert E. Gallagher.....      --         --        --           --             --              --
John P. Gallagher.......      --         --        --           --             --              --
J. Patrick Gallagher,
 Jr.....................      200       5,000    10,000       89,000         75,000         522,000
Michael J. Cloherty.....      300       8,000    11,000       84,000        104,000         554,000
Gary M. Van der Voort...    2,000      54,000    42,000       88,000        538,000         597,000

- --------
(1) Market value of underlying securities at exercise, minus the exercise price.
(2) Market value of underlying securities at year end, minus the exercise price.

SEVERANCE PAY PLAN

  The Company has a plan for severance compensation to employees after a hostile takeover. The plan defines a hostile takeover to include, among other events, the following events, if not approved by two-thirds of the members of the Board of Directors in office immediately prior to any such events:

the election of directors not nominated by the Board of Directors, a business combination, such as a merger, not approved by the holders of 80% or more of the Common Stock and the Board of Directors or not meeting various "fair price" criteria, or the acquisition of 20% or more of the combined voting power of the Company's stock by any person or entity. All full-time and part-time employees who are regularly scheduled to work 20 or more hours per week and who have completed at least two years of continuous employment with the Company are participants in the plan. A severance benefit is payable under the plan if a participant's employment with the Company terminates voluntarily or involuntarily within two years after a hostile takeover for reasons such as reduction in compensation, discontinuance of employee benefit plans without replacement with substantially similar plans, change in duties or status, certain changes in job location and involuntary termination of employment for reasons other than just cause. For participants who have completed two but less than five years of employment, the benefit is equal to the employee's annual compensation during the year immediately preceding the termination of employment. For employees who have completed five or more years of employment, the benefit is equal to two and one-half times the employee's annual compensation during the 12 months ending on the date of termination of employment, but may not exceed 2.99 times average annual compensation during the preceding five years. Annual compensation is defined for purposes of the plan as the amount of the employee's wages, salary, bonuses and other incentive compensation. Benefits are payable in a lump sum not less than 10 days after termination of employment.

                        PRINCIPAL HOLDERS OF SECURITIES

  The following tabulation shows with respect to any person who is known to be the beneficial owner as of December 31, 1994 of more than 5% of the Company's Common Stock, par value $1.00 per share, which is its only class of issued and outstanding capital stock, (i) the total number of shares of Common Stock beneficially owned as of such date; and (ii) the percent of Common Stock so owned as of the same date.

                                                      AMOUNT & NATURE PERCENT OF
                 NAME AND ADDRESS OF                   OF BENEFICIAL    COMMON
                  BENEFICIAL OWNER                       OWNERSHIP      STOCK
                 -------------------                  --------------- ----------
Putnam Investments, Inc. ............................    1,347,566(1)    9.0%
One Post Office Square
Boston, Massachusetts 02109
The Capital Group Companies, Inc. ...................      926,770(2)    6.2%
333 South Hope Street
Los Angeles, California 90071

  The following tabulation shows with respect to each of the directors of the Company, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group, fourteen in number, (i) the total number of shares of Common Stock beneficially owned as of March 13, 1995; and (ii) the percent of Common Stock so owned as of the same date.

                                                         AMOUNT &
                                                        NATURE OF     PERCENT OF
                                                        BENEFICIAL      COMMON
NAME OF BENEFICIAL OWNER                               OWNERSHIP(3)     STOCK
- ------------------------                               ------------   ----------
Robert E. Gallagher...................................    705,904(4)      4.7%
John P. Gallagher.....................................    587,246(5)      3.9%
T. Kimball Brooker....................................     10,000           *
John G. Campbell......................................     25,685           *
Michael J. Cloherty...................................     93,902           *
J. Patrick Gallagher, Jr. ............................    152,406(6)      1.0%
Jack M. Greenberg.....................................     16,030           *
Philip A. Marineau....................................      6,030           *
Walter F. McClure.....................................     59,906           *
Gary M. Van der Voort.................................    107,326(7)        *
James R. Wimmer.......................................     18,030(8)        *
All directors and executive officers as a group (14
 persons).............................................  1,944,739        12.7%

- --------
*  Less than 1%
(1) Information obtained from a Schedule 13G dated February 7, 1995 filed with the Securities and Exchange Commission by Putnam Investments, Inc. The Company has been informed by Putnam Investments, Inc., that Putnam Investments, Inc. (together with its parent corporation, Marsh & McLennan Companies, Inc. and certain of its investment management subsidiaries), is considered the beneficial owner in the aggregate of 1,347,566 shares, or 9.0% of shares outstanding, of the Company's voting Common Stock.
(2) Information obtained from a Schedule 13G dated February 10, 1995, filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. The Company has been informed by The Capital Group Companies, Inc. as follows: "Capital Guardian Trust Company and Capital Research and Management Company, operating subsidiaries of The Capital Group Companies, Inc., exercised as of December 31, 1994, investment discretion with respect to 424,770 and 502,000 shares, respectively, or a combined total of 6.18%
    (sic) of outstanding stock which was owned by various institutional investors."
(3) Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934. Unless otherwise stated in these notes, each person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options exercisable within sixty days are deemed outstanding for the purpose of computing the number and percentage owned by such person, but are not deemed outstanding for the purpose of computing the percentage owned by each other person listed. Includes shares which the listed beneficial owner has a right to acquire within sixty days as follows: John G. Campbell, 10,300 shares; Michael J. Cloherty, 23,500 shares; J. Patrick Gallagher, Jr., 21,500 shares; Jack M. Greenberg, 14,030 shares; Philip A. Marineau, 6,030 shares; Walter F. McClure, 42,000 shares; Gary M. Van der Voort, 55,000 shares; James R. Wimmer, 14,030 shares; all directors and executive officers as a group (14 persons), 282,740 shares.

(4) Includes 75,000 shares held in trust for the benefit of Robert E. Gallagher's grandchildren, 100,000 shares held by a limited partnership of which Robert E. Gallagher and Isabel Gallagher, his wife, are the general partners and 100,000 shares held in trust for the benefit of Isabel Gallagher.
(5) Includes 26,925 shares held by his wife, Mary C. Gallagher.
(6) Includes 31,220 shares held in trust for the benefit of his minor children by his wife, Anne M. Gallagher, and another as trustees and 23,820 shares held by his wife.
(7) Includes 3,600 shares held as custodian for the benefit of his children under the Uniform Gift to Minors Act.
(8) Includes 4,000 shares held by his wife, Gertrude A. Wimmer.

                          DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 50,000,000 shares of Common Stock, $1.00 par value per share, and 1,000,000 shares of Preferred Stock without par value.

COMMON STOCK

  As of March 13, 1995, there were 15,014,793 shares of Common Stock outstanding held by approximately 600 stockholders of record.

  Holders of the outstanding Common Stock are entitled to one vote for each share held of record on all matters presented to stockholders. The shares of Common Stock have no cumulative voting rights in the election of directors, and accordingly holders of a majority of the outstanding voting stock are entitled to elect the entire Board. The holders of Common Stock have no conversion, preemptive or subscription rights. Subject to the rights of holders of Preferred Stock, upon liquidation of the Company, the net assets will be distributed ratably among the holders of Common Stock. Subject to the prior payment of all preferred dividends on shares of outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably out of funds legally available therefor dividends at such time and in such amounts as the Board of Directors may from time to time determine. All shares of Common Stock currently outstanding are, and when the shares of Common Stock offered by the Company hereby are sold, such shares will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company also is authorized to issue 1,000,000 shares of Preferred Stock without par value, issuable in series. The Board of Directors is authorized to designate each series and the number of shares within the series and to determine and fix the relative rights and preferences of the shares of each series. No shares of Preferred Stock are currently issued or outstanding. Preferred Stock, when and if issued, will be senior to Common Stock with respect to dividend and liquidation rights. The relative rights and preferences which may hereafter be fixed by resolution of the Board for any series of Preferred Stock may provide that the shares of such series shall be senior to the other series of Preferred Stock with respect to dividends, liquidation or other rights and that such shares may be redeemable or may be convertible into Common Stock or other securities.

COMMON SHARE PURCHASE RIGHTS

  On March 10, 1987, the Board of Directors adopted a Common Share Purchase Rights Plan (the "Plan"), which Plan was approved by the Company's stockholders at their Annual Meeting on

May 12, 1987. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust & Savings Bank. The description of the Rights contained herein is qualified in its entirety by reference to the form of Rights Agreement which has been included as an exhibit to the Registration Statement of which this Prospectus is a part.

  Under the Plan, Common Share Purchase Rights (the "Rights") were distributed as a dividend at the rate of one Right for each share of Common Stock held by stockholders of record as of May 12, 1987 (the "Record Date"). The Company also will issue one Right with respect to each share of Common Stock that becomes outstanding after May 12, 1987, but prior to the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights or the expiration of the Rights. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at the price of $100 per share, subject to certain adjustments (the "Purchase Price").

  With respect to the shares of Common Stock outstanding as of May 12, 1987, the Rights are evidenced by the Common Stock certificates. With respect to the shares of Common Stock that become outstanding after May 12, 1987 but prior to the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights or the expiration of the Rights, the Rights will be evidenced by Common Stock certificates that contain a legend incorporating the Rights Agreement by reference.

  The Rights will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer for 30% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing Common Stock outstanding as of May 12, 1987 (or issued after May 12, 1987 but prior to the earliest of the Distribution Date, the redemption of the Rights or the expiration of the Rights) would also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") would be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone would evidence the Rights.

  The Rights would not be exercisable until the Distribution Date and would expire on May 12, 1997 unless earlier redeemed by the Company as described below. Until a Right is exercised, the holder thereof, as such, would have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. The Rights would be redeemable by the Company in whole, but not in part, at a price of $0.05 per Right (the "Redemption Price") prior to the public announcement that 20% or more of the Company's Common Stock had been accumulated by a single acquirer or group.

  In the event that the Company were acquired in a merger or other business combination transaction or 50% or more of its assets or earning power were sold, proper provision would be made so that each holder of a Right thereafter would have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that the Company were the surviving corporation in a merger and its Common Stock was not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, such as certain sales of assets to the Company or obtaining certain financial benefits from the Company, proper provision would be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person on the Distribution Date (which would thereafter be void) would thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

  The Purchase Price payable and the number of shares of Common Stock or other securities or property purchasable, upon exercise of the Rights would be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of shares of the Common Stock of certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of shares of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price would be required until cumulative adjustments required an adjustment of at least 1% in such Purchase Price. No fractional shares would be issued and in lieu thereof, an adjustment in cash would be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

  The Rights have certain anti-takeover effects. The Rights would cause substantial dilution to a person who attempts to acquire the Company without conditioning his offer on a substantial number of Rights being acquired. The Rights would have no effect, however, on a person who is willing to acquire control of the Company and wait until the Rights expire before acquiring 100% ownership. Moreover, the Rights would not affect a transaction approved by the Company prior to the public announcement that 20% or more of the Company's Common Stock had been accumulated by a single acquirer or group, because the Rights could be redeemed until that time.

CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company's Restated Certificate of Incorporation contains provisions which could deter, delay or prevent a change in control of the Company which is opposed by the Board of Directors. Such provisions include the following: (a) a provision for classification of the Board of Directors into three classes and a minimum of three and a maximum of fifteen directors at any time; (b) a requirement that a director or the entire Board of Directors may only be removed, with or without cause, by the affirmative vote of the holders of 80% of the outstanding shares of voting stock of the Company and of not less than 67% of the voting stock held by stockholders other than a "Related Person" as defined below; (c) a requirement that any merger, purchase of assets or other business combination ("Business Combination") between the Company and certain owners of 20% or more of the outstanding voting stock of the Company ("Related Person") in order to become effective must be approved by the affirmative vote of not less than 80% of the shares of outstanding voting stock of the Company and by 67% of the stock owned by stockholders other than the Related Person; and (d) a requirement that the provisions summarized in (a), (b) and (c) may only be repealed or amended by the affirmative vote of 80% of the outstanding voting stock of the Company and the affirmative vote of 67% of the outstanding voting stock owned by stockholders other than a Related Person. The 80% and 67% approval requirements do not apply if (1) two-thirds of the directors who held office immediately prior to the date the Related Person became a Related Person approve the Business Combination or (2) the Business Combination is between the Company and a subsidiary at least 50% owned by the Company and in which the Related Person has no interest, or (3) any consideration to be paid to stockholders of the Company as part of the Business Combination meets certain fair price tests and stockholders of the Company have received a timely mailing containing (A) the recommendation of outside directors and directors who held office immediately prior to the Related Person's becoming such and (B) the opinion of a reputable investment banking or financial services firm as to the fairness of the Business Combination. The By-laws also provide that special meetings of stockholders may be called by the President or by the Secretary at the request in writing of the majority of the Board of Directors. On May 14, 1991 the stockholders approved a proposal to amend the Company's Restated Certificate of Incorporation to require all stockholder action take place at a meeting of the stockholders.

  The foregoing provisions of the Restated Certificate of Incorporation and By-laws could have the effect of perpetuating current management or preventing approval by the holders of a majority of the Company's voting stock. In addition, it would be possible for the Board of Directors to authorize issuance of the Preferred Stock, without further approval by the stockholders, with rights and preferences which could impede a takeover of the Company. The foregoing summary is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation and By-laws, as amended, which have been included as exhibits to the Registration Statement of which this Prospectus is a part.

                                 LEGAL OPINION

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Carl E. Fasig, Counsel and Secretary for the Company. Mr. Fasig holds options with respect to 1,450 shares that are exercisable within 60 days from the date of this Prospectus.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

              INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                           PAGES
                                                                           -----
Consolidated Financial Statements:
  Consolidated Statement of Earnings......................................  F-2
  Consolidated Balance Sheet..............................................  F-3
  Consolidated Statement of Cash Flows....................................  F-4
  Consolidated Statement of Stockholders' Equity..........................  F-5
  Notes to Consolidated Financial Statements..............................  F-6
Management's Report....................................................... F-18
Report of Independent Auditors............................................ F-19

                           ARTHUR J. GALLAGHER & CO.

                       CONSOLIDATED STATEMENT OF EARNINGS

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1994     1993     1992
                                                      -------- -------- --------
                                                      (IN THOUSANDS, EXCEPT PER
                                                             SHARE DATA)
OPERATING RESULTS
Revenues:
  Commissions.......................................  $206,820 $185,016 $176,382
  Fees..............................................   140,063  127,822  111,087
  Investment income and other.......................     9,494   16,425   12,216
                                                      -------- -------- --------
    Total revenues..................................   356,377  329,263  299,685
                                                      -------- -------- --------
Expenses:
  Salaries and employee benefits....................   188,920  167,701  158,006
  Other operating expenses..........................   112,491  110,762  101,867
  Interest expense..................................     1,728    2,353    2,975
                                                      -------- -------- --------
    Total expenses..................................   303,139  280,816  262,848
                                                      -------- -------- --------
Earnings before income taxes........................    53,238   48,447   36,837
Provision for income taxes..........................    18,698   19,001   12,914
                                                      -------- -------- --------
    Net earnings....................................  $ 34,540 $ 29,446 $ 23,923
                                                      ======== ======== ========
Net earnings per common and common equivalent share.  $   2.17 $   1.79 $   1.50
Dividends declared per common share.................  $    .88 $    .72 $    .64
Weighted average number of common and common
 equivalent shares outstanding......................    15,902   16,492   15,939


                            See accompanying notes.

                           ARTHUR J. GALLAGHER & CO.

                           CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31,
                                                            ------------------
                                                              1994      1993
                                                            --------  --------
                                                             (IN THOUSANDS)
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................ $ 39,689  $ 43,525
  Restricted cash..........................................   69,135    82,888
  Premiums and fees receivable.............................  179,823   159,083
  Investment strategies--trading...........................   42,637    74,198
  Other....................................................   19,788    19,921
                                                            --------  --------
    Total current assets...................................  351,072   379,615
Marketable securities--available for sale..................   37,836    45,292
Other noncurrent assets....................................   34,294    25,941
Fixed assets...............................................   58,930    52,197
Accumulated depreciation and amortization..................  (38,918)  (32,823)
                                                            --------  --------
    Net fixed assets.......................................   20,012    19,374
Intangible assets--net.....................................    7,896     7,651
                                                            --------  --------
                                                            $451,110  $477,873
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Premiums payable to insurance companies.................. $251,508  $239,797
  Accrued salaries and bonuses.............................   12,060    10,139
  Accounts payable and other accrued liabilities...........   44,862    37,443
  Unearned fees............................................   13,859    11,130
  Income taxes payable.....................................   11,590     8,780
  Other....................................................    7,847    11,006
                                                            --------  --------
    Total current liabilities..............................  341,726   318,295
Long-term debt.............................................    3,390    28,166
Deferred income taxes and other noncurrent accounts........    9,263    11,974
Stockholders' equity:
  Common stock--issued 14,784 shares in 1994 and 15,689
   shares in 1993..........................................   14,784    15,689
  Capital in excess of par value...........................      --      8,110
  Retained earnings........................................   84,840    95,639
  Unrealized holding loss on available for sale
   securities--net of income taxes.........................   (2,893)      --
                                                            --------  --------
    Total stockholders' equity.............................   96,731   119,438
                                                            --------  --------
                                                            $451,110  $477,873
                                                            ========  ========

                            See accompanying notes.

                           ARTHUR J. GALLAGHER & CO.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings................................... $ 34,540  $ 29,446  $ 23,923
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Net loss (gain) on investments...............    3,042    (5,121)   (1,524)
    Depreciation and amortization................    7,357     9,243     7,620
    Decrease (increase) in restricted cash.......   13,753   (13,908)    3,602
    Increase in premiums receivable..............  (19,410)   (6,924)  (10,819)
    Increase in premiums payable.................   11,711    14,090     6,570
    Decrease in trading investments--net.........   26,811       --        --
    Decrease in other current assets.............    2,074     6,339       725
    Increase in accrued salaries and bonuses.....    1,921     2,250     1,324
    Increase in accounts payable and other
     accrued liabilities.........................    6,900     3,727     2,603
    Increase (decrease) in income taxes payable..    2,810     1,895      (206)
    Decrease in deferred income taxes............   (5,053)   (7,028)   (3,269)
    Other........................................   (8,644)   (2,067)   (2,279)
                                                  --------  --------  --------
      Net cash provided by operating activities..   77,812    31,942    28,270
                                                  --------  --------  --------
Cash flows from investing activities:
  Purchases of marketable securities.............  (28,409)  (51,755)  (35,329)
  Proceeds from the sale of marketable
   securities....................................   30,527    35,159    30,128
  Proceeds from maturities of marketable
   securities....................................    2,224     9,332     3,915
  Investment in leveraged leases.................      --        750       --
  Purchase of investment strategies..............      --    (24,900)      (88)
  Increase in short-term securities--net.........      --        --       (682)
  Additions to fixed assets......................   (7,379)   (7,645)   (6,206)
  Other..........................................      316       176       --
                                                  --------  --------  --------
      Net cash used by investing activities......   (2,721)  (38,883)   (8,262)
                                                  --------  --------  --------
Cash flows from financing activities:
  Proceeds from issuance of common stock.........    3,141     9,722     4,447
  Tax benefit from issuance of common stock......      747     3,541       --
  Repurchase of common stock.....................  (43,843)   (7,035)  (15,856)
  Dividends paid.................................  (12,690)  (10,336)   (8,686)
  Proceeds from issuance of long-term debt.......      --     25,650       --
  Retirement of long-term debt...................  (24,776)  (20,242)     (544)
  Equity transactions of pooled companies prior
   to dates of acquisition.......................   (1,506)      427      (435)
                                                  --------  --------  --------
    Net cash (used by) provided by financing
     activities..................................  (78,927)    1,727   (21,074)
                                                  --------  --------  --------
Net decrease in cash and cash equivalents........   (3,836)   (5,214)   (1,066)
Cash and cash equivalents at beginning of year...   43,525    48,739    49,805
                                                  --------  --------  --------
Cash and cash equivalents at end of year......... $ 39,689  $ 43,525  $ 48,739
                                                  ========  ========  ========
Supplemental disclosures of cash flow
 information:
  Interest paid.................................. $  1,873  $  2,809  $  2,832
  Income taxes paid.............................. $ 19,902  $ 19,298  $ 16,040

                            See accompanying notes.

                           ARTHUR J. GALLAGHER & CO.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                      UNREALIZED
                                                                       HOLDING
                                                 CAPITAL             GAIN (LOSS)
                                COMMON STOCK    IN EXCESS            ON AVAILABLE
                               ---------------     OF      RETAINED    FOR SALE
                               SHARES  AMOUNT   PAR VALUE  EARNINGS   SECURITIES
                               ------  -------  ---------  --------  ------------
Balance at December 31, 1991
 as previously reported......  14,967  $14,967  $    132   $ 74,073    $   --
  Acquisition of pooled
   companies.................     503      503      (132)       364        --
                               ------  -------  --------   --------    -------
Balance at December 31, 1991
 as restated.................  15,470   15,470       --      74,437        --
  Net earnings...............     --       --        --      23,923        --
  Cash dividends declared on
   common stock..............     --       --        --      (8,767)       --
  Common stock issued under
   stock option plans........     304      304     4,143        --         --
  Common stock repurchases...    (610)    (610)   (1,954)   (12,542)       --
  Equity transactions of
   pooled companies prior to
   dates of acquisition......     --       --          9       (444)       --
                               ------  -------  --------   --------    -------
Balance at December 31, 1992.  15,164   15,164     2,198     76,607        --
  Net earnings...............     --       --        --      29,446        --
  Cash dividends declared on
   common stock..............     --       --        --     (10,808)       --
  Common stock issued under
   stock option plans........     574      574     9,148        --         --
  Tax benefit from issuance
   of common stock...........     --       --      3,541        --         --
  Common stock repurchases...    (225)    (225)   (6,810)       --         --
  Common stock issued in two
   pooling acquisitions......     176      176       --         --         --
  Equity transactions of
   pooled companies prior to
   dates of acquisition......     --       --         33        394        --
                               ------  -------  --------   --------    -------
Balance at December 31, 1993.  15,689   15,689     8,110     95,639        --
  Net earnings...............     --       --        --      34,540        --
  Cash dividends declared on
   common stock..............     --       --        --     (13,209)       --
  Common stock issued under
   stock option plans........     171      171     2,970        --         --
  Tax benefit from issuance
   of common stock...........     --       --        747        --         --
  Common stock repurchases...  (1,392)  (1,392)  (11,827)   (30,624)       --
  Common stock issued in
   three pooling
   acquisitions..............     316      316       --         --         --
  Equity transactions of
   pooled companies prior to
   dates of acquisition......     --       --        --      (1,506)       --
  Cumulative effect of
   accounting change, net of
   taxes of $970.............     --       --        --         --       1,456
  Change in unrealized gain
   (loss), net of taxes of
   $2,899....................     --       --        --         --      (4,349)
                               ------  -------  --------   --------    -------
Balance at December 31, 1994.  14,784  $14,784  $    --    $ 84,840    $(2,893)
                               ======  =======  ========   ========    =======

                            See accompanying notes.

                           ARTHUR J. GALLAGHER & CO.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of presentation

  The Company operates in the insurance brokerage and risk management business and offers various services that are related to that activity. The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year balance sheet amounts in order to conform to the current year presentation.

 Revenue recognition

  Commission income is generally recognized as of the effective date of insurance policies except for commissions on installment premiums which are recognized periodically as billed. Contingent commissions are recognized when received. Fee income is recognized ratably as services are rendered. The income effects of subsequent premium and fee adjustments are recorded when the adjustments become known. Premiums and fees receivable are net of allowance for doubtful accounts of $846,000 and $876,000 at December 31, 1994 and 1993, respectively.

 Consolidated statement of cash flows

  Short-term investments, consisting principally of commercial paper and certificates of deposit which have a maturity of ninety days or less at date of purchase, are considered cash equivalents.

 Marketable securities

  In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires that securities designated as available for sale be carried at fair value, with unrealized gains and losses, less related deferred income taxes, excluded from earnings and reported as a separate component of stockholders' equity. In addition, securities designated as trading are required to be carried at fair value, with unrealized gains and losses included in the statement of earnings. Previously, the Company carried these investments at either the lower of cost or fair value, or at amortized cost. As of January 1, 1994, the Company adopted the provisions of the new standard for investments held as of or acquired after that date. In accordance with Statement 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994 of adopting Statement 115 increased the opening balance of stockholders' equity by $1,456,000 (net of deferred income taxes of $970,000) to reflect the net unrealized holding gains on securities classified as available for sale previously carried at the lower of cost or fair value, or at amortized cost. There was no cumulative effect on net earnings as a result of the adoption of Statement 115 because the securities classified as trading were carried as a current asset and had a fair value below cost at January 1, 1994. Accordingly, such unrealized losses were recorded in prior period earnings.

  Marketable securities are considered available for sale and consist primarily of preferred and common stocks. Gains and losses are recognized in income when realized using the specific identification method. The fair value for marketable securities is based on quoted market prices.

  Investment strategies are considered trading securities and consist primarily of limited partnerships which invest in common stocks. Fair value is determined by reference to the fair value of the underlying common stocks which is based on quoted market prices.

                           ARTHUR J. GALLAGHER & CO.

 Fixed assets

  Fixed assets are carried at cost. Furniture and equipment with a cost of $52,246,000 at December 31, 1994 ($45,903,000 at December 31, 1993) are
depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements with a cost of $6,684,000 at December 31, 1994 ($6,294,000 at December 31, 1993) are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease terms.

 Intangible assets

  Intangible assets consist primarily of the excess of cost over the value of net tangible assets of acquired businesses and are amortized over forty years using the straight-line method. Accumulated amortization at December 31, 1994 was $7,145,000 ($4,616,000 at December 31, 1993).

2. ACQUISITIONS

 Poolings of Interests

  In 1994, the Company acquired substantially all the net assets of five insurance brokerage firms in exchange for 819,000 shares of its common stock. In 1993, the Company acquired substantially all the net assets of four insurance brokerage firms in exchange for 707,000 shares of its common stock. These acquisitions were accounted for as poolings of interests and, except for three of the 1994 acquisitions and two of the 1993 acquisitions whose results were not significant, the financial statements for all periods prior to the acquisition dates have been restated to include the operations of these companies.

  The following summarizes the restatement to reflect the 1994 acquisitions:

                                                    ATTRIBUTABLE TO
                                ARTHUR J. GALLAGHER POOLED COMPANIES AS RESTATED
                                ------------------- ---------------- -----------
                                                 (IN THOUSANDS)
1993
  Revenues.....................      $317,663           $11,600       $329,263
  Net earnings.................        32,271            (2,825)        29,446
                                     ========           =======       ========
1992
  Revenues.....................      $288,918           $10,767       $299,685
  Net earnings.................        23,836                87         23,923
                                     ========           =======       ========

3. PREMIUM TRUST FUNDS

  Premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states and foreign jurisdictions in which the Company's subsidiaries operate. Additionally, the Company's United Kingdom subsidiaries are required by Lloyd's of London to meet certain liquidity requirements.

                           ARTHUR J. GALLAGHER & CO.

4. MARKETABLE SECURITIES

  The following is a summary of available for sale marketable securities:

                                                DECEMBER 31, 1994
                         ----------------------------------------------------------------
                            COST OR          GROSS             GROSS       FAIR VALUE AND
                         AMORTIZED COST UNREALIZED GAINS UNREALIZED LOSSES CARRYING VALUE
                         -------------- ---------------- ----------------- --------------
                                                  (IN THOUSANDS)
Preferred stocks........    $25,841          $  179           $2,326          $23,694
Fixed maturities........      7,371             108              905            6,574
Common stocks...........      9,446             230            2,108            7,568
                            -------          ------           ------          -------
                            $42,658          $  517           $5,339          $37,836
                            =======          ======           ======          =======
                                                DECEMBER 31, 1993
                         ----------------------------------------------------------------
                            COST OR
                         AMORTIZED COST
                              AND            GROSS             GROSS
                         CARRYING VALUE UNREALIZED GAINS UNREALIZED LOSSES   FAIR VALUE
                         -------------- ---------------- ----------------- --------------
Preferred stocks........    $29,975          $2,818           $  343          $32,450
Fixed maturities........      8,097             497              444            8,150
Common stocks...........      7,220             771              912            7,079
                            -------          ------           ------          -------
                            $45,292          $4,086           $1,699          $47,679
                            =======          ======           ======          =======

  The gross realized gains on sales of marketable securities totaled $2,004,000, $1,719,000 and $1,475,000 for the years ended December 31, 1994,
1993, and 1992, respectively. The gross realized losses totaled $312,000, $929,000, and $340,000 for the years ended December 31, 1994, 1993, and 1992, respectively.

  Substantially all fixed maturity securities mature in 1998 or later. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations.

  The net unrealized gains (losses) on investment strategies included in income amounted to $83,000 in 1994, $1,908,000 in 1993, and ($1,573,000) in 1992.

5. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  At December 31, 1994, securities sold under agreements to repurchase the identical securities are collateralized by government backed small business administration loans and government securities with a carrying value of $19,152,000 and a fair value of $19,098,000. The securities collateralizing the agreements were held by two primary dealers.

                           ARTHUR J. GALLAGHER & CO.

6. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1994   1993
                                                                 ------ -------
                                                                 (IN THOUSANDS)
6.64% unsecured term note, payable in annual installments of
 $630, commencing in 1994....................................... $2,520 $ 3,150
6.30% unsecured term note, payable in annual installments of
 $500, commencing in 1994.......................................  2,000   2,500
Variable-rate unsecured revolving credit agreement (LIBOR plus
 .625%).........................................................    --   20,000
10% secured notes to former shareholders of an acquired
 brokerage firm.................................................    --    4,067
                                                                 ------ -------
                                                                  4,520  29,717
Less current portion............................................  1,130   1,551
                                                                 ------ -------
                                                                 $3,390 $28,166
                                                                 ====== =======

  In November, 1994, the Company retired its variable-rate unsecured revolving credit agreement that was due in 1998. In connection with the retirement, the Company also recognized a gain of $656,000 on the settlement of interest rate exchange agreements that had been entered into in 1993 to fix the rate of interest payable on the revolving credit agreement. The credit agreement remains in effect and, as of December 31, 1994, there were no borrowings outstanding under this agreement.

  Terms of the loan agreements include various covenants which require the Company to maintain specified levels of tangible net worth and restrict the amount of payments on certain expenditures.

  Maturities of long-term debt are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                             (IN THOUSANDS)
1995....................................................         $1,130
1996....................................................          1,130
1997....................................................          1,130
1998....................................................          1,130
                                                                 ------
                                                                 $4,520
                                                                 ======

  The Company has line of credit facilities of $17,500,000 which expires on April 30, 1995 and $10,000,000 which expires on February 28, 1996. No borrowings existed under these facilities at December 31, 1994.

7. CAPITAL STOCK AND STOCKHOLDERS' RIGHTS PLAN

 Capital Stock

  The table below summarizes certain information about the Company's capital stock at December 31, 1994:

                                                   AUTHORIZED     ISSUED AND
CLASS                                    PAR VALUE   SHARES   OUTSTANDING SHARES
- -----                                    --------- ---------- ------------------
Preferred stock.........................  No par    1,000,000            --
Common stock............................  $ 1.00   50,000,000     14,784,000

 Stockholders' Rights Plan

  Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, were distributed May 12, 1987 as a dividend to holders of the Company's common stock at the rate of one Right for each common share held. Under certain

                           ARTHUR J. GALLAGHER & CO.

conditions, each Right may be exercised to purchase one share of common stock at an exercise price of $100. The Rights become exercisable and transferable apart from the common stock after a public announcement that a person or group has acquired 20% or more of the common stock or after commencement or public announcement of a tender offer for 30% or more of the common stock. If the Company is acquired in a merger or business combination, each Right may be exercised to purchase the common stock of the surviving company having a market value of twice the exercise price of each Right. The Rights, which expire May 12, 1997, may be redeemed by the Company at 5 cents per Right at any time prior to the public announcement of the acquisition of 20% of the common stock. At December 31, 1994, 25,000,000 shares of common stock were reserved for potential exercise of the Rights.

8. STOCK OPTION PLANS

  The Company has two sets of incentive and nonqualified stock option plans for officers and key employees of the Company and its subsidiaries adopted in 1983 and 1988, respectively. Options granted under the 1983 plans become exercisable at the rate of 10% per year beginning the calendar year after the date of grant and expire ten years from the date of grant, or earlier in the event of death or termination of the employee. The terms of options under the 1988 plans are determined by the Company's Option Committee on the date of grant. Incentive stock options are granted at the fair market value of the underlying shares at the date of grant. The excess of fair market value at the date of grant over the option price for the nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period. No options may be granted under any plan ten years after its inception.

  In 1989, the Company adopted a non-employee directors' stock option plan which currently authorizes 106,000 shares for grant, with Discretionary Options granted at the direction of the Option Committee and Retainer Options granted in lieu of their annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant.

  During 1986, the Company adopted an incentive stock option plan for its officers and key employees resident in the United Kingdom. The United Kingdom Plan is essentially the same plan as the Company's 1983 U.S. incentive plan, with certain modifications to comply with United Kingdom law and to provide potentially favorable tax treatment for grantees resident in the United Kingdom.

  Transactions related to all stock options are as follows:

                                          YEARS ENDED DECEMBER 31,
                         --------------------------------------------------------------
                                1994                 1993                 1992
                         -------------------- -------------------- --------------------
                         SHARES               SHARES               SHARES
                         UNDER      OPTION    UNDER      OPTION    UNDER      OPTION
                         OPTION     PRICE     OPTION     PRICE     OPTION     PRICE
                         ------  ------------ ------  ------------ ------  ------------
                                  (IN THOUSANDS, EXCEPT OPTION PRICE DATA)
Beginning balance....... 3,997   $ 4.97-33.75 3,769   $ 4.97-27.63 3,470   $ 4.97-25.63
Granted.................   870    10.00-33.00   898    14.13-33.75   686     9.25-27.63
Exercised...............  (171)    4.97-33.75  (574)    4.97-27.63  (304)    4.97-22.38
Canceled................   (82)   16.25-33.75   (96)   16.25-33.75   (83)   16.25-26.25
                         -----   ------------ -----   ------------ -----   ------------
Ending balance.......... 4,614   $ 7.13-33.75 3,997   $ 4.97-33.75 3,769   $ 4.97-27.63
                         =====   ============ =====   ============ =====   ============
Exercisable at end of
 year................... 1,283                  934                  998
                         =====                =====                =====

  Options with respect to 1,780,000 shares were available for grant at December 31, 1994.

                           ARTHUR J. GALLAGHER & CO.

9. SAVINGS & THRIFT PLAN

  The Company has a contributory savings & thrift plan covering the majority of its employees. Company contributions are at the discretion of the Company's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. The Company contributed $879,000, $773,000 and $640,000 in 1994, 1993 and 1992, respectively.

10. PENSION PLANS

  The Company has a noncontributory defined benefit pension plan which covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. The Company's contributions to the plan satisfy the minimum funding requirements of ERISA. Plan assets consist primarily of common stocks and bonds invested under the terms of a group annuity contract managed by a life insurance company.

  The Company accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions". The difference between the present value of the projected benefit obligation at the date of adoption of SFAS 87 and the fair value of plan assets at that date is being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

  The following table sets forth the plan's estimated funded status and amounts recognized in the Company's consolidated financial statements:

                                                               DECEMBER 31,
                                                             -----------------
                                                              1994      1993
                                                             -------  --------
                                                              (IN THOUSANDS)
Actuarial present value of accumulated benefit obligation:
  Vested.................................................... $19,561  $ 20,143
  Nonvested.................................................   3,758     4,682
                                                             -------  --------
                                                             $23,319  $ 24,825
                                                             =======  ========
Projected benefit obligation................................ $34,825  $ 39,357
Assets at fair value........................................  23,119    19,729
                                                             -------  --------
Projected benefit obligation in excess of plan assets.......  11,706    19,628
                                                             -------  --------
Unrecognized net loss from past experience different from
 that assumed and effects of changes in assumptions.........  (1,526)  (11,892)
Unamortized portion of net obligation at January 1..........    (666)     (722)
                                                             -------  --------
Unfunded accrued pension cost............................... $ 9,514  $  7,014
                                                             =======  ========

  Pension expense for the plan consists of the following:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ------------------------
                                                        1994     1993     1992
                                                       -------  -------  ------
                                                           (IN THOUSANDS)
Service cost--benefits earned during the year......... $ 5,400  $ 4,178  $2,983
Interest cost on projected benefit obligation.........   2,467    2,198   1,620
Actual return on plan assets..........................    (158)  (2,285)   (226)
Net amortization and deferral.........................  (1,366)   1,304    (536)
                                                       -------  -------  ------
Net pension expense................................... $ 6,343  $ 5,395  $3,841
                                                       =======  =======  ======

                           ARTHUR J. GALLAGHER & CO.

  The following assumptions were used in determining the actuarial present value of the plan's projected benefit obligation:

                                                                 DECEMBER 31,
                                                               -----------------
                                                               1994  1993  1992
                                                               ----- ----- -----
Discount rate................................................. 8.00% 7.00% 7.50%
Rate of increase in future compensation levels................ 7.00% 5.75% 5.75%
Expected long-term rate of return on assets................... 9.00% 9.00% 9.00%

  In 1993, the Company converted its foreign defined benefit plan to a defined contribution plan. The defined contribution plan provides for basic contributions by the Company and voluntary contributions by employees which are matched 100% by the Company, up to a maximum of 5% of salary, as defined.

  At the time of the foreign plan conversion, there was a surplus of plan assets in excess of benefit obligations. Previously vested benefits of the plan participants were settled by the purchase of annuity policies with a life insurance company. As a result of the defined benefit plan settlement, the Company recognized a $4,572,000 gain in 1993, which was recorded as an offset to salaries and employee benefits expense.

  Net pension expense for both domestic and foreign plans amounted to $6,343,000 in 1994, $1,444,000 in 1993 and $4,521,000 in 1992.

11. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  In 1992, the Company amended its health benefits plan to eliminate retiree coverage, except for current retirees and those employees who had already attained a specified age and length of service. The retiree health plan is contributory, with contributions adjusted annually, and is funded on a pay-as-you-go basis.

  The components of the net periodic postretirement benefit cost include the following:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1993
                                                                  ------ ------
                                                                       (IN
                                                                   THOUSANDS)
Service cost..................................................... $  --  $  --
Interest cost....................................................    828    762
Amortization of transition obligation............................    512    512
                                                                  ------ ------
                                                                  $1,340 $1,274
                                                                  ====== ======

  The following table sets forth the estimated funded status and amounts recognized in the Company's consolidated financial statements:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1994     1993
                                                               -------  -------
                                                               (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees.................................................... $ 4,103  $ 3,350
  Active eligible employees...................................   6,989    7,842
                                                               -------  -------
                                                                11,092   11,192
Unrecognized transition obligation............................  (9,212)  (9,724)
Unrecognized gain (loss)......................................     372     (363)
                                                               -------  -------
Accrued postretirement benefit cost........................... $ 2,252  $ 1,105
                                                               =======  =======

                           ARTHUR J. GALLAGHER & CO.

  The assumed healthcare cost trend rate used for the next two years is 9.5%, scaling down to 4.5% after 14 years. A 1% increase in the assumed healthcare cost trend rate would increase the accumulated postretirement benefit obligation by $1,599,000 at December 31, 1994 and would increase the net periodic postretirement benefit cost for 1994 by $127,000.

  The discount rate used to measure the accumulated postretirement benefit obligation was 8.0% and 7.0% at December 31, 1994 and 1993, respectively. The transition obligation is being amortized over 20 years. Prior to 1993, postretirement benefits were recorded on a pay-as-you-go basis.

12. LEASES

  The Company generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain escalation clauses related to increases in the cost of living in future years.

  Minimum aggregate rental commitments at December 31, 1994 under noncancelable operating leases having an initial term of more than one year are as follows:

                                                                      TOTAL
                                                                  --------------
                                                                  (IN THOUSANDS)
1995.............................................................    $ 21,910
1996.............................................................      18,221
1997.............................................................      14,158
1998.............................................................      11,797
1999.............................................................      10,153
Subsequent years.................................................      54,782
                                                                     --------
                                                                     $131,021
                                                                     ========

  Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $24,811,000 in 1994, $24,122,000 in 1993 and $23,957,000 in 1992.

                           ARTHUR J. GALLAGHER & CO.

13. INCOME TAXES

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1994     1993     1992
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
Earnings before income taxes consist of:
  Domestic........................................... $51,975  $41,305  $35,499
  Foreign............................................   1,263    7,142    1,338
                                                      -------  -------  -------
                                                      $53,238  $48,447  $36,837
                                                      =======  =======  =======
Provision for income taxes consists of:
  Federal--
    Current.......................................... $18,596  $17,428  $10,927
    Deferred.........................................  (4,475)  (4,773)  (2,245)
                                                      -------  -------  -------
                                                       14,121   12,655    8,682
                                                      -------  -------  -------
  State and local--
    Current..........................................   4,972    4,667    3,693
    Deferred.........................................    (639)    (682)    (559)
                                                      -------  -------  -------
                                                        4,333    3,985    3,134
                                                      -------  -------  -------
  Foreign--
    Current..........................................    (856)   2,407    1,459
    Deferred.........................................   1,100      (46)    (361)
                                                      -------  -------  -------
                                                          244    2,361    1,098
                                                      -------  -------  -------
Total provision...................................... $18,698  $19,001  $12,914
                                                      =======  =======  =======

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                                  1994    1993
                                                                 ------- -------
                                                                 (IN THOUSANDS)
Deferred tax liabilities:
  Leveraged leases.............................................. $ 2,972 $ 3,847
  Other.........................................................   3,773   2,805
                                                                 ------- -------
    Deferred tax liabilities....................................   6,745   6,652
                                                                 ------- -------
Deferred tax assets:
  Accrued and unfunded compensation and employee benefits.......   9,776   6,620
  Accrued liabilities...........................................   7,487   6,206
  Unrealized investment losses..................................   1,929     --
  Other.........................................................   1,875   1,166
                                                                 ------- -------
    Total deferred tax assets...................................  21,067  13,992
    Valuation allowance for deferred tax assets.................     --      --
                                                                 ------- -------
    Deferred tax assets.........................................  21,067  13,992
                                                                 ------- -------
Net deferred tax assets......................................... $14,322 $ 7,340
                                                                 ======= =======

                           ARTHUR J. GALLAGHER & CO.

  A reconciliation of the provision for income taxes with the U.S. federal income tax rate is as follows:

                                          YEARS ENDED DECEMBER 31,
                                -----------------------------------------------
                                     1994            1993            1992
                                --------------- --------------- ---------------
                                          % OF            % OF            % OF
                                         PRETAX          PRETAX          PRETAX
                                AMOUNT   INCOME AMOUNT   INCOME AMOUNT   INCOME
                                -------  ------ -------  ------ -------  ------
                                               (IN THOUSANDS)
Federal statutory rate......... $18,640   35.0  $16,956   35.0  $12,525   34.0
State income taxes--net of
 federal.......................   2,693    5.1    2,090    4.3    2,035    5.5
Dividend exclusion.............    (993)  (1.9)    (699)  (1.5)    (888)  (2.4)
Pre-acquisition earnings of
 pooled companies taxed to
 previous owners...............    (750)  (1.4)   1,158    2.4      (65)  (0.1)
Foreign taxes..................     388     .7    1,262    2.6      740    2.0
General business credits.......  (2,510)  (4.7)  (1,655)  (3.4)  (1,074)  (2.9)
Other--net.....................   1,230    2.3     (111)  (0.2)    (359)  (1.0)
                                -------   ----  -------   ----  -------   ----
                                $18,698   35.1  $19,001   39.2  $12,914   35.1
                                =======   ====  =======   ====  =======   ====

  Due to changes in the U.S. federal income tax laws, effective in 1994, the Company began providing for U.S. income taxes on the undistributed earnings of its foreign subsidiaries. Prior to 1994, the Company did not provide for U.S. income taxes on the undistributed earnings ($19,200,000 at December 31, 1994) of certain foreign subsidiaries which are considered permanently invested outside of the U.S. The amount of unrecognized deferred tax liability on these undistributed earnings is $5,300,000.

                           ARTHUR J. GALLAGHER & CO.

14. FOREIGN OPERATIONS

  Financial data by geographic area of operations are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------- --------  --------
                                                        (IN THOUSANDS)
Revenues:
  Commissions and fees
    United States................................ $ 332,795 $300,291  $274,603
    Foreign, principally United Kingdom..........    14,088   12,547    12,866
                                                  --------- --------  --------
                                                    346,883  312,838   287,469
  Investment income..............................     9,494   16,425    12,216
                                                  --------- --------  --------
                                                  $ 356,377 $329,263  $299,685
                                                  ========= ========  ========
Earnings before taxes:
  Operating profit (loss)
    United States................................ $  62,903 $ 48,772  $ 43,355
    Foreign, principally United Kingdom..........       106     (534)   (1,560)
                                                  --------- --------  --------
                                                     63,009   48,238    41,795
  General corporate expense, including interest
   expense and investment income.................     9,771     (209)    4,958
                                                  --------- --------  --------
                                                  $  53,238 $ 48,447  $ 36,837
                                                  ========= ========  ========
Identifiable assets:
  United States.................................. $ 227,845 $209,182  $199,895
  Foreign, principally United Kingdom............    78,641   80,090    73,097
                                                  --------- --------  --------
                                                    306,486  289,272   272,992
  Corporate......................................   144,624  188,601   152,117
                                                  --------- --------  --------
                                                  $ 451,110 $477,873  $425,109
                                                  ========= ========  ========

  The consolidated financial statements include liabilities of $58,048,000 at December 31, 1994 ($60,857,000 at December 31, 1993) after elimination of intercompany balances applicable to foreign operations.

  Exchange gains (losses) were approximately $106,000 in 1994, ($115,000) in 1993 and ($147,000) in 1992.

                           ARTHUR J. GALLAGHER & CO.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

15. QUARTERLY OPERATING RESULTS (UNAUDITED)

  Quarterly operating results for 1994 and 1993 were as follows:

                                                             1994
                                                -------------------------------
                                                  1ST     2ND     3RD     4TH
                                                ------- ------- ------- -------
                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                             DATA)
Total revenues................................. $82,949 $80,944 $97,653 $94,831
Earnings before income taxes...................   8,258   7,120  20,276  17,584
Net earnings...................................   5,234   4,517  12,806  11,983
Net earnings per common and common equivalent
 share.........................................     .32     .28     .81     .77
                                                             1993
                                                -------------------------------
                                                  1ST     2ND     3RD     4TH
                                                ------- ------- ------- -------
Total revenues................................. $74,751 $76,035 $91,590 $86,887
Earnings before income taxes...................   7,457  11,291  18,924  10,775
Net earnings...................................   4,695   7,044  12,041   5,666
Net earnings per common and common equivalent
 share.........................................     .29     .43     .73     .34

                              MANAGEMENT'S REPORT

  The Management of Arthur J. Gallagher & Co. is responsible for the preparation and integrity of the consolidated financial statements and the related financial comments appearing in this annual report. The financial statements were prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgments. Other financial information presented in the annual report is consistent with the financial statements.

  The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based upon written policies and procedures, appropriate divisions of responsibility and authority, careful selection and training of personnel and the utilization of an internal audit program and staff. Policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that business practices throughout the world are to be conducted in a manner which is above reproach.

  Ernst & Young LLP, independent auditors, has audited the Company's financial statements and their report is presented herein.

  The Board of Directors has an Audit Committee composed entirely of outside Directors. Ernst & Young LLP has direct access to the Audit Committee and periodically meets with the Committee to discuss accounting, auditing and financial reporting matters.

                                          Arthur J. Gallagher & Co.

Itasca, Illinois
January 18, 1995

                                          /s/ J. Patrick Gallagher, Jr.
                                          J. Patrick Gallagher, Jr.
                                          President and Chief Executive
                                           Officer

                                          /s/ Michael J. Cloherty
                                          Michael J. Cloherty
                                          Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Arthur J. Gallagher & Co.

  We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, in 1994, the Company changed its method of accounting for certain investments in debt and equity securities.

                                          /s/ Ernst & Young LLP
                                          Ernst & Young LLP

Chicago, Illinois
January 18, 1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are estimated as follows:

      Securities and Exchange Commission Registration Fee.............. $ 8,955
      Printing Expenses................................................  15,000
      Legal Fees and Expenses..........................................   5,000
      Accountant's Fees and Expenses...................................   5,000
      Miscellaneous Costs..............................................   5,000
                                                                        -------
          Total........................................................ $38,955
                                                                        =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article Seventh of the Registrant's By-laws (filed as Exhibit 3.2) and Article Thirteenth of the Company's Restated Certificate of Incorporation (filed as Exhibit 3.1) provide in effect for the indemnification by the Registrant of each director, officer, employee or agent of the Registrant to the full extent permitted by the General Corporation Law of Delaware.

  Article Seventh of the Registrant's By-laws provides that the Registrant shall indemnify any person in connection with any action, suit, or proceeding brought or threatened by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another enterprise against all costs actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is permitted to be provided to such persons in connection with an action or suit by or in the right of the Registrant, and provided further that such person shall not have been adjudged liable for negligence or misconduct in the performance of his duty to the Registrant, unless, in view of all the circumstances of the case, the court in which the action or suit was brought determines that such person despite the adjudication of liability is fairly and reasonably entitled to indemnity for such expenses.

  Article Thirteenth of the Company's Restated Certificate of Incorporation eliminates the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director except where a director breaches his duty of loyalty to the Company and its stockholders, fails to act in good faith or engages in intentional misconduct or a knowing violation of law, authorizes the payment of a dividend or stock repurchase which is illegal under Section 174 of the Delaware General Corporation Laws or obtains an improper personal benefit.

  The Registrant also maintains and pays premiums on a directors' and officers' liability insurance policy and entered into an Indemnity Agreement with each of the directors and officers of the Company. The provisions of the Indemnity Agreement alter or clarify the statutory indemnity in the following respect:
(1) indemnity will be explicitly provided for settlements in derivative actions; (2) prompt payment of litigation expenses will be provided in advance of indemnification; (3) prompt indemnification of advances of expenses will be provided unless a determination is made that the director or officer has not met the required standard; (4) the director or officer will be permitted to petition a court to determine whether his actions meet the standards required; and (5) partial indemnification will be permitted in the event that the director or officer is not entitled to full indemnification. In addition, the Indemnity Agreement specifically includes indemnification with respect to actions, suits or proceedings brought under and/or predicated upon the Securities Act of 1993, as amended, and/or the Securities Exchange Act of 1934, as amended.

  The preceding summary is qualified in its entirety by the Company's Restated Certificate of Incorporation, By-laws and Indemnity Agreement which are filed as exhibits to this Registration Statement and for further information, reference is made thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  During the past three years, the Registrant has not sold securities which were not registered under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  A list of exhibits and financial statement schedules included as part of this Registration Statement is set forth in the list which immediately precedes such exhibits and schedules and is hereby incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) any addition or deletion of a managing underwriter.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to any provision of the Registrant's By-laws, Directors' and Officers' Liability Insurance Policy, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENT OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ITASCA, AND STATE OF ILLINOIS, ON THE 15TH DAY OF MARCH, 1995.

                                          Arthur J. Gallagher & Co.

                                               /s/ J. Patrick Gallagher, Jr.
                                          By: _________________________________
                                                 J. Patrick Gallagher, Jr.
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON MARCH 15, 1995 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


           Robert E. Gallagher*             Chairman and Director
___________________________________________
           (Robert E. Gallagher)

            John P. Gallagher *             Vice Chairman, Executive Vice President and
___________________________________________   Director
            (John P. Gallagher)

       /s/ J. Patrick Gallagher, Jr.        President and Director (Chief Executive
___________________________________________   Officer)
        (J. Patrick Gallagher, Jr.)

          /s/ Michael J. Cloherty           Vice President--Finance and Director (Chief
___________________________________________   Financial Officer)
           (Michael J. Cloherty)

             /s/ David B. Hoch              Controller (Chief Accounting Officer)
___________________________________________
              (David B. Hoch)

            T. Kimball Brooker*             Director
___________________________________________
           (T. Kimball Brooker)

             John G. Cambpell*              Director
___________________________________________
            (John G. Campbell)

            Jack M. Greenberg*              Director
___________________________________________
            (Jack M. Greenberg)

            Philip A. Marineau*             Director
___________________________________________
            Philip A. Marineau

            Walter F. McClure*              Director
___________________________________________
            (Walter F. McClure)

             James R. Wimmer*               Director
___________________________________________
             (James R. Wimmer)

          /s/ Carl E. Fasig
*By: ________________________________
           Carl E. Fasig,
          Attorney-in-Fact

               LIST OF EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

      3.1 Restated Certificate of Incorporation of the Company (in-corporated by reference to Exhibit number 2(a) to Company's Form 8-A Registration Statement filed October
               22, 1987, File No. 1-9761).
      3.2 By-Laws of the Company (incorporated by reference to the same exhibit number to Company's Form S-1 Registration
               Statement No. 33-10447).
      3.3      Rights Agreement between the Company and Bank of America
               Illinois (incorporated by reference to Exhibits 1 and 2 to Company's Form 8-A Registration Statement filed May 12,
               1987, File No. 0-13480).
      3.4 Assignment and Assumption Agreement of Rights Agreement by and among Bank of America Illinois (formerly Continental
               Illinois National Bank and Trust Company of Chicago), Har-ris Trust and Savings Bank and the Company (incorporated by reference to the same exhibit number to Company's Form
               S-8 Registration Statement No. 33-38031.)
      4.1 Instruments defining the rights of security holders (rele-vant portions contained in the Restated Certificate of In-corporation and By-Laws of the Company and the Rights
               Agreement in Exhibits 3.1, 3.2, and 3.3, respectively, hereby incorporated by reference).
      4.4 Credit Agreement dated February 16, 1993 (incorporated by reference to same exhibit number to Company's Form 10-K
               Annual Report for 1992, File No. 1-9761).
      5.0      Opinion of Carl E. Fasig, Counsel and Secretary to the
               Company, including consent.
     10.1 Arthur J. Gallagher & Co. Incentive Stock Option Plan and related form of stock option agreement (incorporated by reference to the same exhibit number to Company's Form S-1
               Registration Statement No. 2-89195).
     10.1.1 Amendment No. 1 to Exhibit Number 10.1 (incorporated by reference to Exhibit Number 10.3 to Company's Form S-8
               Registration Statement No. 33-604).
     10.1.2 Amendment No. 2 to Exhibit Number 10.1 (incorporated by reference to Exhibit Number 10.3.1 to Company's Form S-8
               Registration Statement No. 33-14625).
     10.2 Arthur J. Gallagher & Co. Nonqualified Stock Option Plan and related form of stock option agreement (incorporated by reference to the same exhibit number to Company's Form
               S-1 Registration Statement No. 2-89195).
     10.2.1 Amendment No. 1 to Exhibit Number 10.2 (incorporated by reference to Exhibit Number 10.4 to Company's Form S-8
               Registration Statement No. 33-604).
     10.2.2 Amendment No. 2 to Exhibit Number 10.2 (incorporated by reference to Exhibit Number 10.4.1 to Company's Form S-8
               Registration Statement No. 33-14625).
     10.25     Arthur J. Gallagher & Co. United Kingdom Incentive Stock
               Option Plan and related form of stock option agreement
               (incorporated by reference to the same exhibit number to Company's Form 10-K Annual Report for 1986, File No. 0-
               13480).

     10.26     Arthur J. Gallagher & Co. 1988 Incentive Stock Option Plan
               (incorporated by reference to the same exhibit number to Company's Form S-1 Registration Statement No. 33-22029).
     10.26.1 Amendment No. 1 to Exhibit No. 10.26 (incorporated by ref-erence to Exhibit Number 10.3 to Company's Form S-8 Regis-tration Statement No. 33-24251).
     10.26.2 Amendment No. 2 to Exhibit No. 10.26 (incorporated by ref-erence to same exhibit number on Company's Form S-8 Regis-tration Statement No. 33-64614).
     10.27     Arthur J. Gallagher & Co. 1988 Nonqualified Stock Option
               Plan (incorporated by reference to the same exhibit number to Company's Form S-1 Registration Statement No. 33-
               22029).
     10.27.1 Amendment No. 1 to Exhibit Number 10.27 (incorporated by reference to Exhibit Number 10.4 to Company's Form S-8
               Registration Statement No. 33-30762).
     10.27.2 Amendment No. 2 to Exhibit No. 10.27 (incorporated by ref-erence to Exhibit No. 10.5 to Company's Form S-8 Registra-tion Statement No. 33-38031).
     10.27.3 Amendment No. 3 to Exhibit No. 10.27 (incorporated by ref-erence to same exhibit number on Company's Form S-8 Regis-tration Statement No. 33-64614).
     10.27.4 Amendment No. 5 to Exhibit No. 10.27 (incorporated by ref-erence to the same exhibit number to Company's Form S-8
               Registration Statement No. 33-80648).
     10.28     Arthur J. Gallagher & Co. 1989 Non-Employee Directors'
               Stock Option Plan (incorporated by reference to Exhibit
               Number 10.1 to Company's Form S-8 Registration Statement
               No. 33-30816).
     10.28.1 Amendment No. 1 to Exhibit No. 10.28 (incorporated by ref-erence to the same exhibit number to Company's Form 10-K
               Annual Report for 1990, File No. 1-9761).
     10.28.2 Amendment No. 3 to Exhibit No. 10.28 (incorporated by ref-erence to same exhibit number on Company's Form S-8 Regis-tration Statement No. 33-64614).
     10.28.3 Amendment No. 5 to Exhibit No. 10.28 (incorporated by ref-erence to the same exhibit number to Company's Form S-8
               Registration Statement No. 33-80648).
     10.5      Lease Agreement between Arthur J. Gallagher & Co. and
               Itasca Center III Limited Partnership, a Texas limited partnership, dated July 26, 1989 (incorporated by refer-ence to the same exhibit number to Company's Form 10-K An-nual Report for 1989, File No. 1-9761).
     10.7      Letter dated December 31, 1983 from Arthur J. Gallagher &
               Co. to Bank of America Illinois regarding Common Stock
               Purchase Financing Program including exhibits thereto and related letters (incorporated by reference to the same ex-hibit number to Company's Form S-1 Registration Statement
               No. 2-89195).
     10.7.1    Amendment to Exhibit Number 10.7 dated September 11, 1985
               (incorporated by reference to the same exhibit number to Company's Form 10-K Annual Report for 1985, File No. 0-
               13480).
     10.10     Board of Directors' Resolution from meeting on January 26,
               1984, relating to consulting and retirement benefits for certain directors (incorporated by reference to the same exhibit number to Company's Form S-1 Registration State-ment No.
               2-89195).

     10.11 Form of Indemnity Agreement between the Company and each of its directors and corporate officers (incorporated by reference to Attachment A to the Company's Proxy Statement dated April 10, 1987 for its Annual Meeting of Stockhold-ers, File No. 0-13480).
     10.13     Arthur J. Gallagher & Co. Stock Option Agreements dated
               May 10, 1988 between the Company and each of Robert H. B.
               Baldwin, Jack M. Greenberg and James R. Wimmer (incorpo-rated by reference to the same exhibit number to Company's
               Form 10-K Annual Report for 1988, File No. 1-9761).
     11.0 Statement re: computation of earnings per common and com-mon equivalent share (incorporated by reference to the same exhibit number to Company's Form 10-K Annual Report for 1994, File No. 1-9761).
     21.0 Subsidiaries of the Company, including state or other ju-risdiction of incorporation or organization and the names under which each does business (incorporated by reference to the same exhibit number to Company's Form 10-K Annual
               Report for 1994, File No. 1-9761).
     23.1      Consent of Ernst & Young LLP, as independent auditors.
     23.2      Consent of Carl E. Fasig, Counsel and Secretary to the
               Company, included in Exhibit 5.0.
     24.0      Powers of Attorney.
     27.0 Financial Data Schedule (incorporated by reference to the same exhibit number to Company's Form 10-K Annual Report for 1994, File No. 1-9761).

    All other exhibits are omitted because they are inapplicable.

  (b) Financial Statement Schedules:

   *Schedule II Valuation and Qualifying Accounts

  All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the notes thereto.
- --------
*Incorporated by reference to the Company's Form 10-K Annual Report for 1994,
   File No. 1-9761.